SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

                                                                         [ ]
Pre-Effective Amendment No.    ---------

Post-Effective Amendment No.                                             [ ]
                               ---------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.                      (File No. 811-07511)         [X]
                               ---------

                        (Check appropriate box or boxes)

                         ACL VARIABLE ANNUITY ACCOUNT 2
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                           (Exact Name of Registrant)

                    American Centurion Life Assurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

20 Madison Avenue Extension, Albany NY                             12203
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(Address of Depositor's Principal Executive Offices)            (Zip Code)

Depositor's Telephone Number, including Area Code              (612) 671-3794
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       James M. Odland, 50607 AXP Financial Center, Minneapolis, MN 55474
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                     (Name and Address of Agent for Service)

Approximate date of sale to the public: February 7, 2003, or as soon as practicable following the effective date of this Registration Statement.

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on (date) pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
[ ] on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

American Express


Innovations(SM) Variable Annuity


Issued by:


American Centurion Life Assurance Company


Prospectus


_________, 2003

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY

ACL Variable Annuity Account 2

Issued by: American Centurion Life Assurance Company (American Centurion Life)
           20 Madison Avenue Extension
           Albany, NY 12203
           Telephone: (800) 504-0469


This prospectus contains information that you should know before investing. Prospectuses are also available for:

o   American Express(R) Variable Portfolio Funds


o   AIM Variable Insurance Funds, Series II Shares


o   Alliance Variable Products Series Fund (Class B)

o   Fidelity(R) Variable Insurance Products - Service Class 2

o   Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) -
    Class 2

o   MFS(R) Variable Insurance Trust(SM) - Service Class

o   Oppenheimer Variable Account Funds, Service Shares

o   Putnam Variable Trust - Class IB Shares

Please read the prospectuses carefully and keep them for future reference.


The contract provides for purchase payment credits which we may reverse under certain circumstances. Expense charges for contracts with purchase payment credits may be higher than expenses for contracts without such credits. The amount of the credit may be more than offset by any additional fees and charges associated with the credit.


The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this contract involves investment risk including the possible loss of principal.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting American Centurion Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are complex investment vehicles. Before you invest, be sure to ask your sales representative about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.


American Centurion Life and its affiliate companies offers several different annuities which your sales representative may be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.


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1 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Table of Contents


Key Terms

The Contract in Brief

Expense Summary

Condensed Financial Information (Unaudited)

Financial Statements

Performance Information

The Variable Account and the Funds

The One-Year Fixed Account

Buying Your Contract

Charges

Valuing Your Investment

Making the Most of Your Contract

Withdrawals

TSA -- Special Withdrawal Provisions

Changing Ownership

Benefits in Case of Death

Optional Benefits

The Annuity Payout Period

Taxes

Voting Rights

Substitution of Investments

About the Service Providers

Table of Contents of the Statement of Additional Information

Appendix A: Performance Credit Rider Adjusted Partial Withdrawal


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2 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Key Terms

These terms can help you understand details about your contract.

Accumulation unit: A measure of the value of each subaccount before annuity payouts begin.

Annuitant: The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts: An amount paid at regular intervals under one of several plans.

Assumed investment rate: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

Beneficiary: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

Close of business: When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Contract: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

Contract value: The total value of your contract before we deduct any applicable charges.

Contract year: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Funds: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.


One-year fixed account: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.


Owner (you, your): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

Purchase payment credits: An addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment.

Qualified annuity: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o Individual Retirement Annuities (IRAs) under Section 408(b) of the Internal Revenue Code of 1986, as amended (the Code)

o   Roth IRAs under Section 408A of the Code

o   Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o   Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered nonqualified annuities.

Retirement date: The date when annuity payouts are scheduled to begin.

Rider effective date: The date you add a rider to the contract.

Valuation date: Any normal business day, Monday through Friday, that the NYSE is open. Each valuation date ends at the close of business. We calculate the value of each subaccount at the close of business on each valuation date.

Variable account: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

Withdrawal value: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

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3 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

The Contract in Brief


Purpose: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value. As in the case of other annuities, it may not be advantageous for you to purchase this contract as a replacement for, or in addition to, an existing annuity contract or life insurance policy.


Most annuities have a tax-deferred feature. So do many retirement plans under the Internal Revenue Code. As a result, when you use an annuity to fund a retirement plan that is tax deferred, your annuity will not provide any necessary or additional tax deferral for that retirement plan. But annuities do have features other than tax deferral that may help you reach your retirement goals. You should consult your tax advisor prior to making a purchase for an explanation of the tax implications to you.


Free look period: You may return your contract to your sales representative or to our office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits. (See "Buying Your Contract -- Purchase Payment Credits.") However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (Exception: If the law requires, we will refund all of your purchase payments.)


Accounts: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. ___)


o the one-year fixed account, which earns interest at rates that we adjust periodically. (p. ___)

Buying your contract: Your sales representative will help you complete and submit an application. Applications are subject to acceptance at our office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future. (p. ___)


Minimum initial purchase payments

    If paying by Systematic Investment Plan:

       $50 initial payment.

       $50 for additional payments.

    If paying by any other method:


       $2,000 initial payment.


       $100 for additional payments.

Maximum total purchase payments (without prior approval):

       $1,000,000


Transfers: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the accounts. One-year fixed account transfers are subject to special restrictions. (p. ___)


Withdrawals: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59-1/2) and may have other tax consequences; also, certain restrictions apply. (p. ___)

Changing ownership: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. ___)

Benefits in case of death: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. ___)

Optional benefits: This contract offers optional features that are available for additional charges if you meet certain criteria. (p.___)


Annuity payouts: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the tax-deferred retirement plan. We can make payouts on a fixed or variable basis, or both. Total monthly payouts may include amounts from each subaccount and the one-year fixed account. During the annuity payout period, your choices for subaccounts may be limited. (p. ___)


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4 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Taxes: Generally, your contract grows tax deferred until you make withdrawals from it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. However, Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. (p. ___)

Charges: We assess certain charges in connection with your contract (p. ___):


o   $40 annual contract administrative charge;


o if you select the Guaranteed Minimum Income Benefit Rider - Maximum Anniversary Value(1) an annual fee (currently 0.30%) based on the adjusted contract value;

o if you select the Guaranteed Minimum Benefit Rider - 6% Rising Floor(1) an annual fee (currently 0.45%) based on the adjusted contract value;

o if you select the Performance Credit Rider(1) (PCR), an annual fee of 0.15% of the contract value;


o   withdrawal charge;

o   the operating expenses of the funds in which the subaccounts invest; and


o the total variable account expenses (if you make allocations to one or more subaccounts):


                                                       Variable account         Total mortality and         Total variable
                                                     administrative charge       expense risk fee           account expense
Seven-year withdrawal charge schedule:
    Qualified annuities
       Return of Purchase Payment death benefit              0.15%                     0.85%                      1.00%
       Maximum Anniversary Value death benefit(2)            0.15                      0.95                       1.10
    Non-qualified annuities
       Return of Purchase Payment death benefit              0.15                      1.10                       1.25
       Maximum Anniversary Value death benefit(2)            0.15                      1.20                       1.35

Five-year withdrawal charge schedule:
    Qualified annuities
       Return of Purchase Payment death benefit              0.15                      1.15                       1.30
       Maximum Anniversary Value death benefit(2)            0.15                      1.25                       1.40
    Non-qualified annuities
       Return of Purchase Payment death benefit              0.15                      1.40                       1.55
       Maximum Anniversary Value death benefit(2)            0.15                      1.50                       1.65

(1) If you select the PCR, you cannot add a GMIB rider. You may select a GMIB rider if the annuitant is 75 or younger at contract issue. Not available with Return of Purchase death benefit.

(2) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.


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5 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Expense Summary

The purpose of the following information is to help you understand the various costs and expenses associated with your contract.

You pay no sales charge when you purchase your contract. We show all costs that we deduct directly from your contract or indirectly from the subaccounts and funds below. Some expenses may vary as we explain under "Charges." Please see the funds' prospectuses for more information on the operating expenses for each fund.

CONTRACT OWNER EXPENSES

Withdrawal charge (contingent deferred sales charge as a percentage of purchase payment withdrawn).

                                              Withdrawal Charge Schedule

                        Seven-year schedule                                 Five-year schedule
          Years from purchase        Withdrawal charge         Years from purchase        Withdrawal charge
            payment receipt             percentage               payment receipt             percentage
                  1                         8%                         1                         8%
                  2                         8                          2                         7
                  3                         7                          3                         6
                  4                         7                          4                         4
                  5                         6                          5                         2
                  6                         5
                  7                         3
                  Thereafter                0

A withdrawal charge also applies to payouts under certain annuity payout plans (see "Charges -- Withdrawal Charge" and "The Annuity Payout Period -- Annuity Payout Plans").

Annual contract administrative charge:                             $40*


* We will waive this charge when your contract value is $50,000 or more on the current contract anniversary. In no instance will the charge from the fixed account exceed $30 in any contract year.


Guaranteed Minimum Income Benefit Rider (GMIB) fee:

    GMIB - MAV                                                    0.30%
    GMIB - 6% Rising Floor                                        0.45%

(As a percentage of the adjusted contract value charged annually at the contract anniversary. This is an optional expense.)

Performance Credit Rider (PCR) fee:                               0.15%

(As a percentage of the contract value charged annually at the contract anniversary. This is an optional expense.)

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6 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average subaccount value.)

You can choose a qualified or non-qualified contract, the length of your contract's withdrawal charge schedule and the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.


                                                       Variable account         Total mortality and         Total variable
                                                     administrative charge       expense risk fee           account expense
Seven-year withdrawal charge schedule:
    Qualified annuities
       Return of Purchase Payment death benefit              0.15%                     0.85%                      1.00%
       Maximum Anniversary Value death benefit(1)            0.15                      0.95                       1.10
    Non-qualified annuities
       Return of Purchase Payment death benefit              0.15                      1.10                       1.25
       Maximum Anniversary Value death benefit(1)            0.15                      1.20                       1.35

Five-year withdrawal charge schedule:
    Qualified annuities
       Return of Purchase Payment death benefit              0.15                      1.15                       1.30
       Maximum Anniversary Value death benefit(1)            0.15                      1.25                       1.40
    Non-qualified annuities
       Return of Purchase Payment death benefit              0.15                      1.40                       1.55
       Maximum Anniversary Value death benefit(1)            0.15                      1.50                       1.65

(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.


Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                          Management           12b-1            Other
                                                             fees              fees           expenses            Total

AXP(R) Variable Portfolio -
    Bond Fund                                                 .60%              .13%             .07%              .80%(1)
    Cash Management Fund                                      .51               .13              .05               .69(1)
    Diversified Equity Income Fund                            .56               .13              .18               .87(1)
    Federal Income Fund                                       .61               .13              .09               .83(1)
    Growth Fund                                               .56               .13              .12               .81(1)
    New Dimensions Fund(R)                                    .61               .13              .05               .79(1)
    Partners Small Cap Value Fund                            1.03               .13              .32              1.48(1)
    S&P 500 Index Fund                                        .29               .13              .08               .20(2)
AIM V.I.
    Basic Value Fund, Series II Shares                        [to be inserted by subsequent amendment]
    Capital Development Fund, Series II Shares
    Premier Equity Fund, Series II Shares
Alliance VP
    Growth and Income Portfolio (Class B)
    Premier Growth Portfolio (Class B)
    Technology Portfolio (Class B)
    Total Return Portfolio (Class B)
Fidelity VIP
    Contrafund(R) Portfolio Service Class 2
    Growth Portfolio Service Class 2
    Mid Cap Portfolio Service Class 2
    Overseas Portfolio Service Class 2


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7 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)
(continued)

                                                          Management           12b-1            Other
                                                             fees              fees           expenses            Total
FTVIPT
    Franklin Real Estate Fund - Class 2
    Franklin Small Cap Fund - Class 2
    Franklin Small Cap Value Securities Fund - Class 2
    Mutual Shares Securities Fund - Class 2
    Templeton Foreign Securities Fund - Class 2
MFS(R)
    Investors Growth Stock Series - Service Class
    New Discovery Series - Service Class
    Total Returns Series - Service Class
    Utilities Series - Service Class
Oppenheimer Variable Account Funds
    Capital Appreciation Fund/VA, Service Shares
    Global Securities Fund/VA, Service Shares
    High Income Fund/VA, Service Shares
    Main Street Small Cap Fund/VA, Service Shares
    Strategic Bond Fund/VA, Service Shares
Putnam Variable Trust
    Putnam VT Growth and Income Fund - Class IB Shares
    Putnam VT International Growth Fund - Class IB Shares
    Putnam VT Research Fund - Class IB Shares
    Putnam VT Vista Fund - Class IB Shares

(1) The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2002.

(2) The fund's expense figures are based on actual expenses, after fee waivers and expense reimbursements, for the fiscal year ending Aug. 31, 2002. Without fee waivers and expense reimbursements "Other expenses" and "Total" would be 0.40% and 0.82% for AXP(R) Variable Portfolio - S&P 500 Index Fund.

Examples*: The expense examples for each fund show the least expensive (base contract with no optional riders) and most expensive contract feature combinations. Your actual expenses may be different depending on the contract feature combination you choose. These examples assume that applicable fund fee waivers and/or expense reimbursements will continue for the periods shown.

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.35% total variable account expense) assuming a 5% annual return ...


                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

[to be inserted by amendment]

You would pay the following expenses on a $1,000 investment in a nonqualifed annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.25% total variable account expense) assuming a 5% annual return
....

                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

 [to be inserted by subsequent amendment]


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8 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.10% total variable account expense) assuming a 5% annual return ...

                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

 [to be inserted by subsequent amendment]

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.00% total variable account expense) assuming a 5% annual return
....

                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

 [to be inserted by subsequent amendment]


You would pay the following expenses on a $1,000 investment in a nonqualifed annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.65% total variable account expense) assuming a 5% annual return ...


                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

 [to be inserted by subsequent amendment]

You would pay the following expenses on a $1,000 investment in a nonqualifed annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.55% total variable account expense) assuming a 5% annual return
....

                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

 [to be inserted by subsequent amendment]


You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.40% total variable account expense) assuming a 5% annual return ...


                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

 [to be inserted by subsequent amendment]

You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.30% total variable account expense) assuming a 5% annual return
....

                                              no withdrawal or selection
       a total withdrawal at the           of an annuity payout plan at the
        end of each time period                 end of each time period
   1 year  3 years  5 years 10 years       1 year  3 years 5 years 10 years

 [to be inserted by subsequent amendment]

You should not consider these examples as representations of past or future expenses. Actual expenses may be more or less than those shown.

Condensed Financial Information

(Unaudited)

The following tables give per-unit information about the financial history of each subaccount. We have not provided this information for some subaccounts because they are new and do not have any history.


Year ended Dec. 31,                              2002     2001     2000

[to be inserted by subsequent amendment]


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9 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Financial Statements


You can find the audited financial statements of the subaccounts and American Centurion Life with financial history in the SAI. The SAI does not include the audited financial statements for some subaccounts because they are new and do not have any history.


Performance Information

Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. We show actual performance from the date the subaccounts began investing in funds. For some subaccounts we do not provide any performance information because they are new and did not have any activity. However, we show performance from the commencement date of the funds as if the contract existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

We include non-recurring charges (such as withdrawal charges) in total return figures, but not in yield quotations. Excluding non-recurring charges in yield calculations increases the reported value.

Total return figures do not reflect any purchase payment credits or performance credits.

We may show total return quotations by means of schedules, charts or graphs. Total return figures reflect deduction of the following charges:

o   contract administrative charge,

o   variable account administrative charge,

o   applicable mortality and expense risk fee,

o   MAV death benefit fee,


o   GMIB - MAV fee,

o   GMIB - 6% Rising Floor fee, and

o withdrawal charge (assuming a withdrawal at the end of the illustrated period).

We may also show optional total return quotations that reflect deduction of the PCR.


We also show optional total return quotations that do not reflect deduction of the withdrawal charge (assuming no withdrawal), or fees for any of the optional features.

Average annual total return is the average annual compounded rate of return of the investment over a period of one, five and ten years (or up to the life of the subaccount if it is less than ten years old).

Cumulative total return is the cumulative change in the value of an investment over a specified time period. We assume that income earned by the investment is reinvested. Cumulative total return generally will be higher than average annual total return.

Annualized simple yield (for subaccounts investing in money market funds) "annualizes" the income generated by the investment over a given seven-day period. That is, we assume the amount of income generated by the investment during the period will be generated each seven-day period for a year. We show this as a percentage of the investment.

Annualized compound yield (for subaccounts investing in money market funds) is calculated like simple yield except that we assume the income is reinvested when we annualize it. Compound yield will be higher than the simple yield because of the compounding effect of the assumed reinvestment.

Annualized yield (for subaccounts investing in income funds) divides the net investment income (income less expenses) for each accumulation unit during a given 30-day period by the value of the unit on the last day of the period. We then convert the result to an annual percentage.

You should consider performance information in light of the investment objectives, policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the specified time period. Advertised yields and total return figures include charges that reduce advertised performance. Therefore, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return and yield.)

If you would like additional information about actual performance, please contact us at the address or telephone number on the first page of this prospectus.

--------------------------------------------------------------------------------
10 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

The Variable Account and the Funds

You may allocate purchase payments or transfers to any or all of the subaccounts of the variable account that invest in shares of the following funds:


---------------- --------------------------- ---------------------------------------------- ----------------------------------
Subaccount       Investing In                Investment Objectives and Policies             Investment Adviser or Manager
---------------- --------------------------- ---------------------------------------------- ----------------------------------
DSI              AXP(R) Variable Portfolio   Objective: high level of current income        IDS Life Insurance Company (IDS
NBND2            - Bond Fund                 while conserving the value of the investment   Life), investment manager;
NBND3                                        and continuing a high level of income for      American Express Financial
NBND4                                        the longest time period. Invests primarily     Corporation (AEFC), investment
NBND5                                        in bonds and other debt obligations.           adviser.
ISI
NBND7
NBND8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
DMS              AXP(R) Variable Portfolio   Objective: maximum current income consistent   IDS Life, investment manager;
NCMG2            - Cash Management Fund      with liquidity and stability of principal.     AEFC, investment adviser.
NCMG3                                        Invests primarily in money market securities.
NCMG4
NCMG5
IMS
NCMG7
NCMG8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NDEI1            AXP(R) Variable Portfolio   Objective: a high level of current income      IDS Life, investment manager;
NDEI2            - Diversified Equity        and, as a secondary goal, steady growth of     AEFC, investment adviser.
NDEI3            Income Fund                 capital. Invests primarily in
NDEI4                                        dividend-paying common and preferred stocks.
NDEI5
NDEI6
NDEI7
NDEI8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NFIF1            AXP(R) Variable Portfolio   Objective: a high level of current income      IDS Life, investment manager;
NFIF2            - Federal Income Fund       and safety of principal consistent with an     AEFC, investment adviser.
NFIF3                                        investment in U.S. government and government
NFIF4                                        agency securities. Invests primarily in debt
NFIF5                                        obligations issued or guaranteed as to
NFIF6                                        principal and interest by the U.S.
NFIF7                                        government, its agencies or
NFIF8                                        instrumentalities.
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NGRO1            AXP(R) Variable Portfolio   Objective: long-term capital growth. Invests   IDS Life, investment manager;
NGRO2            - Growth Fund               primarily in common stocks and securities      AEFC, investment adviser.
NGRO3                                        convertible into common stocks that appear
NGRO4                                        to offer growth opportunities.
NGRO5
NGRO6
NGRO7
NGRO8
---------------- --------------------------- ---------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
11 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

---------------- --------------------------- ---------------------------------------------- ----------------------------------
Subaccount       Investing In                Investment Objectives and Policies             Investment Adviser or Manager
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NNDM1            AXP(R) Variable Portfolio   Objective: long-term growth of capital.        IDS Life, investment manager;
NNDM2            - New Dimensions Fund(R)    Invests primarily in common stocks showing     AEFC, investment adviser.
NNDM3                                        potential for significant growth.
NNDM4
NNDM5
IGD
NNDM7
NNDM8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NSVA1            AXP(R) Variable Portfolio   Objective: long term capital appreciation.     IDS Life, investment manager;
NSVA2            - Partners Small Cap        Non-diversified fund that invests primarily    AEFC, investment adviser; Royce
NSVA3            Value Fund                  in equity securities.                          & Associates, LLC and EQSF
NSVA4                                                                                       Advisers, Inc., sub-advisers.
NSVA5
NSVA6
NSVA7
NSVA8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NSPF1            AXP(R) Variable Portfolio   Objective: long-term capital appreciation.     IDS Life, investment manager;
NSPF2            - S&P 500 Index Fund        Non-diversified fund that invests primarily    AEFC, investment adviser.
NSPF3                                        in securities that are expected to provide
NSPF4                                        investment results that correspond to the
NSPF5                                        performance of the S&P 500 Index.
NSPF6
NSPF7
NSPF8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NABA1            AIM V.I. Basic Value        Objective: long-term growth of capital.        A I M Advisors, Inc.
NABA2            Fund, Series II             Invests at least 65% of its total assets in
NABA3            Shares                      equity securities of U.S. issuers that have
NABA4                                        market capitalizations of greater than $500
NABA5                                        million and are believed to be undervalued
NABA6                                        in relation to long-term earning power or
NABA7                                        other factors.
NABA8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NAAD1            AIM V.I. Capital            Objective: long term growth of capital.        A I M Advisors, Inc.
NAAD2            Development Fund, Series    Invests primarily in securities (including
NAAD3            II Shares                   common stocks, convertible securities and
NAAD4                                        bonds) of small- and medium-sized companies.
NAAD5
NAAD6
NAAD7
NAAD8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NAVA1            AIM V.I. Premier Equity     Objective: long-term growth of capital with    A I M Advisors, Inc.
NAVA2            Fund, Series II Shares      income as a secondary objective. Invests
NAVA3                                        normally at least 80% of its net assets,
NAVA4                                        plus the amount of any borrowings for
NAVA5                                        investment purposes, in equity securities
NAVA6                                        including convertible securities. The fund
NAVA7                                        also may invest in preferred stocks and debt
NAVA8                                        instruments that have prospects for growth
                                             of capital.
---------------- --------------------------- ---------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
12 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

---------------- --------------------------- ---------------------------------------------- ----------------------------------
Subaccount       Investing In                Investment Objectives and Policies             Investment Adviser or Manager
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NGIP1            Alliance VP Growth and      Objective: reasonable current income and       Alliance Capital Management, L.P.
NGIP2            Income Portfolio (Class B)  reasonable appreciation. Invests primarily
NGIP3                                        in dividend-paying common stocks of good
NGIP4                                        quality.
NGIP5
NGIP6
NGIP7
NGIP8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NPRG1            Alliance VP Premier         Objective: long-term growth of capital by      Alliance Capital Management, L.P.
NPRG2            Growth Portfolio (Class B)  pursuing aggressive investment policies.
NPRG3                                        Invests primarily in equity securities of a
NPRG4                                        limited number of large, carefully selected,
NPRG5                                        high-quality U.S. companies that are judged
NPRG6                                        likely to achieve superior earnings growth.
NPRG7
NPRG8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NTEC1            Alliance VP Technology      Objective: growth of capital. Current income   Alliance Capital Management, L.P.
NTEC2            Portfolio (Class B)         is only an incidental consideration. Invests
NTEC3                                        primarily in securities of companies
NTEC4                                        expected to benefit from technological
NTEC5                                        advances and improvements.
NTEC6
NTEC7
NTEC8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NAGR1            Alliance VP Total Return    Objective: achieve a high return through a     Alliance Capital Management, L.P.
NAGR2            Portfolio (Class B)         combination of current income and capital
NAGR3                                        appreciation. Invests primarily in U.S.
NAGR4                                        government and agency obligations, bonds,
NAGR5                                        fixed-income senior securities (including
NAGR6                                        short- and long-term debt securities and
NAGR7                                        preferred stocks to the extent their value
NAGR8                                        is attributable to their fixed-income
                                             characteristics), and common stocks.
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NFCO1            Fidelity VIP                Strategy: long-term capital appreciation.      Fidelity Management & Research
NFCO2            Contrafund(R) Portfolio     Invests primarily in common stocks of          Company (FMR), investment manager;
NFCO3            Service Class 2             foreign and domestic companies whose value     FMR U.K. and FMR Far East;
NFCO4                                        is not fully recognized by the public.         sub-investment advisers.
NFCO5
NFCO6
NFCO7
NFCO8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NFGR1            Fidelity VIP Growth         Strategy: capital appreciation. Invests        FMR, investment manager; FMR
NFGR2            Portfolio Service Class 2   primarily in common stocks of the companies    U.K., FMR Far East and FIMM,
NFGR3                                        that the manager believes have above-average   sub-investment advisers.
NFGR4                                        growth potential.
NFGR5
NFGR6
NFGR7
NFGR8
---------------- --------------------------- ---------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
13 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

---------------- --------------------------- ---------------------------------------------- ----------------------------------
Subaccount       Investing In                Investment Objectives and Policies             Investment Adviser or Manager
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NFMC1            Fidelity VIP Mid Cap        Strategy: long-term growth of capital.         FMR, investment manager; FMR
NFMC2            Portfolio Service Class 2   Normally invests at least 80% of assets in     U.K., and FMR Far East,
NFMC3                                        securities of companies with medium market     sub-investment advisers.
NFMC4                                        capitalization common stocks.
NFMC5
NFMC6
NFMC7
NFMC8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NFOV1            Fidelity VIP Overseas       Strategy: long-term growth of capital.         FMR, investment manager; FMR
NFOV2            Portfolio Service Class 2   Invests primarily in common stocks of          U.K., FMR Far East, Fidelity
NFOV3                                        foreign securities. Normally invests at        International Investment
NFOV4                                        least 80% of assets in non-U.S. securities.    Advisors (FIIA) and FIIA U.K.,
NFOV5                                                                                       sub-investment advisers.
NFOV6
NFOV7
NFOV8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NRES1            FTVIPT Franklin Real        Objective: capital appreciation with a         Franklin Advisers, Inc.
NRES2            Estate Fund - Class 2       secondary goal to earn current income.
NRES3                                        Invests at least 80% of its net assets in
NRES4                                        investments of companies operating in the
NRES5                                        real estate industry. The Fund invests
NRES6                                        primarily in equity real estate investment
NRES7                                        trusts (REITs).
NRES8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NSMC1            FTVIPT Franklin Small Cap   Objective: long-term capital growth. Invests   Franklin Advisers, Inc.
NSMC2            Fund - Class 2              at least 80% of its net assets in
NSMC3                                        investments of U.S. small capitalization
NSMC4                                        (small cap) companies with market cap values
NSMC5                                        not exceeding (i) $1.5 billion, or (ii) the
NSMC6                                        highest market cap value in the Russell(R)
NSMC7                                        2000 Index, whichever is greater, at the
NSMC8                                        time of purchase. The manager may continue
                                             to hold an investment for further growth
                                             opportunities even if the company is no
                                             longer small cap.
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NVAS1            FTVIPT Franklin Small Cap   Objective: long-term total return. Invests     Franklin Advisory Services, LLC
NVAS2            Value Securities Fund -     at least 80% of its net assets in
NVAS3            Class 2                     investments of small capitalization
NVAS4                                        companies. For this Fund, small
NVAS5                                        capitalization companies are those that have
NVAS6                                        a market cap of $2.5 billion, at the time of
NVAS7                                        purchase. Invests primarily in equity
NVAS8                                        securities of companies the manager believes
                                             are selling substantially below the
                                             underlying value of their assets or
                                             their private market value.
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NMSS1            FTVIPT Mutual Shares        Objective: capital appreciation with income    Franklin Mutual Advisers, LLC
NMSS2            Securities Fund - Class 2   as a secondary goal. Invests primarily in
NMSS3                                        equity securities of companies that the
NMSS4                                        manager believes are available at market
NMSS5                                        prices less than their value based on
NMSS6                                        certain recognized or objective criteria
NMSS7                                        (intrinsic value).
NMSS8
---------------- --------------------------- ---------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
14 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

---------------- --------------------------- ---------------------------------------------- ----------------------------------
Subaccount       Investing In                Investment Objectives and Policies             Investment Adviser or Manager
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NINT1            FTVIPT Templeton Foreign    Objective: long-term capital growth. Invests   Templeton Investment Counsel, LLC
NINT2            Securities Fund - Class 2   at least 80% of its net assets in foreign
NINT3                                        securities, including those in emerging
NINT4                                        markets.
NINT5
NINT6
NINT7
NINT8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NGRS1            MFS(R) Investors Growth     Objective: long-term growth of capital and     MFS Investment Management(R)
NGRS2            Stock Series - Service      future income. Invests at least 80% of its
NGRS3            Class                       total assets in common stocks and related
NGRS4                                        securities of companies which MFS believes
NGRS5                                        offer better than average prospects for
NGRS6                                        long-term growth.
NGRS7
NGRS8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NNDS1            MFS(R) New Discovery        Objective: capital appreciation. Invests       MFS Investment Management(R)
NNDS2            Series - Service Class      primarily in equity securities of emerging
NNDS3                                        growth companies.
NNDS4
NNDS5
NNDS6
NNDS7
NNDS8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NTRS1            MFS(R) Total Return         Objective: above-average income consistent     MFS Investment Management(R)
NTRS2            Series - Service Class      with the prudent employment of capital, with
NTRS3                                        growth of capital and income as a secondary
NTRS4                                        objective. Invests primarily in a
NTRS5                                        combination of equity and fixed income
NTRS6                                        securities.
NTRS7
NTRS8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NSUT1            MFS(R) Utilities Series -   Objective: capital growth and current          MFS Investment Management(R)
NSUT2            Service Class               income. Invests primarily in equity and debt
NSUT3                                        securities of domestic and foreign companies
NSUT4                                        in the utilities industry.
NSUT5
NSUT6
NSUT7
NSUT8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NOCA1            Oppenheimer Capital         Objective: capital appreciation. Invests in    OppenheimerFunds, Inc.
NOCA2            Appreciation Fund/VA,       securities of well-known, established
NOCA3            Service Shares              companies.
NOCA4
NOCA5
NOCA6
NOCA7
NOCA8
---------------- --------------------------- ---------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
15 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

---------------- --------------------------- ---------------------------------------------- ----------------------------------
Subaccount       Investing In                Investment Objectives and Policies             Investment Adviser or Manager
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NOGS1            Oppenheimer Global          Objective: long-term capital appreciation.     OppenheimerFunds, Inc.
NOGS2            Securities Fund/VA,         Invests mainly in common stocks of U.S. and
NOGS3            Service Shares              foreign issuers that are "growth-type"
NOGS4                                        companies, cyclical industries and special
NOGS5                                        situations that are considered to have
NOGS6                                        appreciation possibilities.
NOGS7
NOGS8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NOHI1            Oppenheimer High Income     Objective: high level of current income        OppenheimerFunds, Inc.
NOHI2            Fund/VA, Service Shares     through investment primarily in lower-grade,
NOHI3                                        high-yield debt securities.
NOHI4
NOHI5
NOHI6
NOHI7
NOHI8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NOSM1            Oppenheimer Main Street     Objective: seeks capital appreciation.         OppenheimerFunds, Inc.
NOSM2            Small Cap Fund/VA,          Invests mainly in common stocks of
NOSM3            Service Shares              small-capitalization U.S. companies that the
NOSM4                                        fund's investment manager believes have
NOSM5                                        favorable business trends or prospects.
NOSM6
NOSM7
NOSM8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NSTB1            Oppenheimer Strategic       Objective: high level of current income        OppenheimerFunds, Inc.
NSTB2            Bond Fund/VA, Service       principally derived from interest on debt
NSTB3            Shares                      securities. Invests mainly in three market
NSTB4                                        sectors: debt securities of foreign
NSTB5                                        government and companies, U.S. government
NSTB6                                        securities, and lower-rated high yield
NSTB7                                        securities of U.S. and foreign companies.
NSTB8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NGIN1            Putnam VT Growth and        Objective: capital growth and current          Putnam Investment Management, LLC
NGIN2            Income Fund - Class IB      income. The fund seeks its goal by investing
NGIN3            Shares                      mainly in common stocks of U.S. companies
NGIN4                                        with a focus on value stocks that offer the
NGIN5                                        potential for capital growth, current income
IPG                                          or both.
NGIN7
NGIN8
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NIGR1            Putnam VT International     Objective: capital appreciation. The fund      Putnam Investment Management, LLC
NIGR2            Growth Fund - Class IB      seeks its goal by investing mainly in common
NIGR3            Shares                      stocks of companies outside the United
NIGR4                                        States.
NIGR5
NIGR6
NIGR7
NIGR8
---------------- --------------------------- ---------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
16 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

---------------- --------------------------- ---------------------------------------------- ----------------------------------
Subaccount       Investing In                Investment Objectives and Policies             Investment Adviser or Manager
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NPRE1            Putnam VT Research Fund -   Objective: capital appreciation. The Fund      Putnam Investment Management, LLC
NPRE2            Class IB Shares             seeks its goal by investing mainly in common
NPRE3                                        stocks of U.S. companies that we think have
NPRE4                                        the greatest potential for capital
NPRE5                                        appreciation, with stock prices that reflect
NPRE6                                        a value lower than that we place on the
NPRE7                                        company, or whose earnings we believe are
NPRE8                                        likely to grow over time.
---------------- --------------------------- ---------------------------------------------- ----------------------------------
NVIS1            Putnam VT Vista Fund -      Objective: capital appreciation. The fund      Putnam Investment Management, LLC
NVIS2            Class IB Shares             seeks its goal by investing mainly in common
NVIS3                                        stocks of U.S. companies with a focus on
NVIS4                                        growth stocks.
NVIS5
NVIS6
NVIS7
NVIS8
---------------- --------------------------- ---------------------------------------------- ----------------------------------


A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are also available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable annuities. Some funds also are available to serve as investment options for variable life insurance policies and tax-deferred retirement plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts.

The Internal Revenue Service (IRS) issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.


The variable account was established under New York law on Oct. 12, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of American Centurion Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

The U.S. Treasury and the IRS indicated that they may provide additional guidance on investment control. This concerns how many variable subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the contract owner would be currently taxed on income earned within subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

--------------------------------------------------------------------------------
17 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

The One-Year Fixed Account


You may also allocate purchase payments or transfer accumulated value to the one-year fixed account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year so as to produce the annual effective rate which we declare. We do not credit interest on leap days (Feb.
29). The minimum guaranteed interest rate on the one-year fixed account is 3%. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter, we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing American Centurion Life annuities, product design, competition, and American Centurion Life's revenues and expenses.

We will credit an interest rate bonus of 1% over our current interest crediting rate on each new purchase payment you make to the one-year fixed account. This 1% interest rate bonus will apply for a one-year period that begins on the date you make that purchase payment. At the end of the one-year period, we will change the interest rate that applies to that purchase payment as described above and we will no longer credit the 1% interest rate bonus. The 1% interest rate bonus may be more than offset by higher fees and charges (especially the withdrawal charge) associated with the bonus or by the withdrawal charges of another annuity contract you are replacing. Transfers or other allocations into the one-year fixed account are not eligible for the 1% interest rate bonus.

Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account. Disclosures regarding the one-year fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract -- Transfer policies" for restrictions on transfers involving the one-year fixed account.)


Buying Your Contract


Your sales representative will help you complete and submit an application and send it along with your initial purchase payment to our office. As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 85 or younger.

When you apply, you may select:

o   the one-year fixed account and/or subaccounts in which you want to invest;


o   how you want to make purchase payments;


o   the optional Maximum Anniversary Value Death Benefit(1);

o   the optional GMIB - MAV Rider(2);

o   the optional GMIB - 6% Rising Floor Rider(2);


o   the optional Performance Credit Rider(3);

o   the optional Benefit Protector(SM) Death Benefit Rider(4);

o   the optional Benefit Protector(SM) Plus Death Benefit Rider(4); and

o   a beneficiary.


(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.

(2) If you select the PCR, you cannot add a GMIB rider. You may select a GMIB rider if the annuitant is 75 or younger at contract issue. Not available with Return of Purchase death benefit.

The contract provides for allocation of purchase payments to the subaccounts of the variable account and/or to the one-year fixed account in even 1% increments.

If your application is complete, we will process it and apply your purchase payment to the one-year fixed account and subaccounts you selected within two business days after we receive it at our office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. We will value the additional payments at the next accumulation unit value calculated after we receive your payments at our office.


You may make monthly payments to your contract under a Systematic Investment Plan (SIP). To begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.


You may make additional purchase payments to nonqualified and qualified annuities until the retirement date.


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18 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

THE RETIREMENT DATE
Annuity payouts are scheduled to begin on the retirement date. When we process your application, we will establish the retirement date to the maximum age or date described below. You can also select a date within the maximum limits. You can align this date with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities and Roth IRAs, the retirement date must be:

o   no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

For qualified annuities (except Roth IRAs), to avoid IRS penalty taxes, the retirement date generally must be:

o   on or after the date the annuitant reaches age 59-1/2;

o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for TSAs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you take the minimum IRA or TSA distributions as required by the Code from another tax-qualified investment, or in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later.

BENEFICIARY
We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Minimum purchase payments


    If paying by SIP:

       $50 initial payment.

       $50 for additional payments.

    If paying by any other method:


       $2,000 initial payment.


       $100 for additional payments.

Maximum total allowable purchase payments* (without prior approval):

       $1,000,000


* This limit applies in total to all American Centurion Life annuities you own. We reserve the right to increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


HOW TO MAKE PURCHASE PAYMENTS

1 By letter:

Send your check along with your name and contract number to:


Regular Mail:

American Centurion Life Assurance Company
P.O. Box 5555
Albany, NY 12203

Express Mail:

American Centurion Life Assurance Company
20 Madison Avenue Extension
Albany, NY 12203


2 By SIP:

Contact your sales representative to complete the necessary SIP paperwork.

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19 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

PURCHASE PAYMENT CREDITS
You will generally receive a purchase payment credit with any payment you make to your contract that brings your total net payment (total payments less total withdrawals) to $100,000 or more.


We apply a credit to your contract of 1% of your current payment. If you make any additional payments that cause the contract to be eligible for the credit, we will add credits to your prior purchase payments (less total withdrawals). We apply this credit immediately. We allocate the credit to the fixed account and subaccounts in the same proportions as your purchase payment.


We fund the credit from our general account. We do not consider credits to be "investments" for income tax purposes. (See "Taxes.")


We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds). The amount returned to you under the free look provision also will not include any credits applied to your contract.

Because of higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. This also may occur if you make a full withdrawal in the first five or seven years, depending on the withdrawal charge schedule you choose. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is made available because of lower distribution and other expenses associated with larger-sized contracts and through revenue from higher withdrawal charges and contract administrative charges than would otherwise be charged. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.


Charges

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary at the end of each contract year or, if earlier, when the contract is fully withdrawn. We prorate this charge among the subaccounts and the one-year fixed account in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of 3%; plus (2) any amounts allocated or transferred to the fixed account in that contract year. In no instance will the charge from the fixed account exceed $30 in any contract year.


We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE
We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.


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20 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the one-year fixed account. We cannot increase these fees.


These fees are based on whether the contract is a qualified annuity or a nonqualified annuity, the withdrawal charge schedule and the death benefit that applies to your contract.

                                                  Qualified       Nonqualified
                                                  annuities         annuities
Seven-year withdrawal charge schedule:
    Return of Purchase Payment death benefit        0.85%             1.10%
    Maximum Anniversary Value death benefit(1)      0.95              1.20

Five-year withdrawal charge schedule:

    Return of Purchase Payment death benefit        1.15              1.40
    Maximum Anniversary Value death benefit(1)      1.25              1.50


Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.


Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.


(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.


GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge an annual fee for this optional feature only if you select it.(1) There are two GMIB rider options available under your contract (see "Guaranteed Minimum Income Benefit Rider"). The fee for GMIB - MAV is currently 0.30% of the adjusted contract value. The fee for GMIB - 6% Rising Floor is currently 0.45% of the adjusted contract value. Depending on the GMIB rider option you choose, we deduct the fee from the contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and one-year fixed account in the same proportion your interest in each account bears to your total contract value.


If the contract is terminated for any reason or when annuity payouts begin, we will deduct the appropriate GMIB fee, adjusted for the number of calendar days coverage was in place. We cannot increase either GMIB fee after the rider effective date and it does not apply after annuity payouts begin. We can increase either GMIB fee on new contracts up to a maximum of 0.75%.

We calculate the fee as follows:

         GMIB - MAV                                  0.30% x (CV + ST - FAV)

         GMIB - 6% Rising Floor                      0.45% x (CV + ST - FAV)

     CV = contract value on the contract anniversary


     ST = transfers from the subaccounts to the one-year fixed account made six months before the contract anniversary.

    FAV = the value of the one-year fixed account on the contract anniversary.

The result of ST - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts and not on the one-year fixed account.

(1) If you select the PCR, you cannot add a GMIB rider. You may select a GMIB rider if annuitant is 75 or younger at contract issue. Not available with Return of Purchase death benefit.



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21 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Example

o You purchase the contract with a payment of $50,000 on Jan. 1, 2002 and allocate all of your payment to the subaccounts.

o On Sept. 1, 2002 your contract value is $75,000. You transfer $15,000 from the subaccounts to the one-year fixed account.

o On Jan. 1, 2003 (the first contract anniversary) the one-year fixed account value is $15,250 and the subaccount value is $58,000. Your total contract value is $73,250.

o   The GMIB fee for:

         GMIB - MAV is 0.30%; and

         GMIB - 6% Rising Floor is 0.45%.

We calculate the charge as follows:

    Contract value on the contract anniversary:                          $73,250

    plus transfers from the subaccounts to the one-year
    fixed account in the six months before the contract
    anniversary:                                                         +15,000

    minus the value of the one-year fixed account on the
    contract anniversary:                                                -15,250
                                                                       ---------
                                                                         $73,000
The GMIB fee charged to you:

    GMIB - MAV                 (0.30% x $73,000) =                       $219.00

    GMIB - 6% Rising Floor     (0.45% x $73,000) =                       $328.50

PERFORMANCE CREDIT RIDER (PCR) FEE

We charge a fee of 0.15% of your contract value for this optional feature if you select it(1). If selected, we deduct the fee from your contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and the one-year fixed account in the same proportion as your interest bears to your total contract value.


If the contract is terminated for any reason or when annuity payouts begin, we will deduct the PCR fee, adjusted for the number of calendar days coverage was in place. We cannot increase the PCR fee.


(1) If you select the PCR, you cannot add a GMIB rider.

WITHDRAWAL CHARGE
If you withdraw all or part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if all or part of the withdrawal amount is from purchase payments we received within five or seven years before withdrawal. You select the withdrawal charge period at the time of your application for contract. The withdrawal charge percentages that apply to you are shown in your contract.


For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. (We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.) We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the annual 10% free withdrawal amount described in number one above. Contract earnings equal contract value less purchase payments received and not previously withdrawn. We do not assess a withdrawal charge on contract earnings.


    NOTE: We determine contract earnings by looking at the entire contract value, not the earnings of any particular subaccount or the one-year fixed account.


3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage, and then adding the total withdrawal charges.


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22 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn, depending on the schedule you selected:


                                              Withdrawal Charge Schedule

                        Seven-year schedule                                 Five-year schedule
          Years from purchase        Withdrawal charge         Years from purchase        Withdrawal charge
            payment receipt             percentage               payment receipt             percentage
                  1                         8%                         1                         8%
                  2                         8                          2                         7
                  3                         7                          3                         6
                  4                         7                          4                         4
                  5                         6                          5                         2
                  6                         5
                  7                         3
                  Thereafter                0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

Example: Assume you requested a withdrawal of $1,000 and there is a withdrawal charge of 7%. The total amount we actually deduct from your contract is $1,075.27. We determine this amount as follows:

          Amount requested                $1,000
      -------------------------    or     ------- = $1,075.27
      1.00 - withdrawal charge              .93

By applying the 7% withdrawal charge to $1,075.27, the withdrawal charge is $75.27. We pay you the $1,000 you requested. If you make a full withdrawal of your contract, we also will deduct the applicable contract administrative charge.

Withdrawal charge under Annuity Payout Plan E -- Payouts for a specified period:
Under this payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract is a qualified annuity with a seven-year withdrawal schedule, the discount rate we use in the calculation will be 4.86% if the assumed investment rate is 3.5% and 6.36% if the assumed investment rate is 5%. For a nonqualified annuity with a seven-year withdrawal schedule, the discounted rate we use in the calculation will be 5.11% if the assumed investment rate is 3.5% and 6.61% if the assumed investment rate is 5%. If the original contract is a qualified annuity with a five-year withdrawal schedule, the discount rate we use in the calculation will be 5.16% if the assumed investment rate is 3.5% and 6.66% if the assumed investment rate is 5%. For a non-qualified annuity with a five-year withdrawal schedule, the discounted rate will be 5.41% if the assumed investment rate is 3.5% and 6.91% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate. The withdrawal charge will not be greater than 9% of the amount available for payouts under the plan.

Withdrawal charge calculation example
The following is an example of the calculation we would make to determine the withdrawal charge on a contract with a seven-year withdrawal charge schedule with this history:

o The contract date is Jan. 1, 2002 with a contract year of Jan. 1 through Dec. 31 and with an anniversary date of Jan. 1 each year; and

o   We received these payments

    -- $10,000 Jan. 1, 2002;

    -- $8,000 Feb. 28, 2009;

    -- $6,000 Feb. 20, 2010; and

o You withdraw the contract for its total withdrawal value of $38,101 on Aug. 5, 2012 and made no other withdrawals during that contract year; and

o   The prior anniversary Jan. 1, 2011 contract value was $38,488.

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23 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Withdrawal Charge    Explanation
       $ 0           $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and

         0 $10,252.20 is contract earnings in excess of the 10% free withdrawal amount withdrawn without withdrawal charge; and

         0 $10,000 Jan. 1, 2002 purchase payment was received seven or more years before withdrawal and is withdrawn without withdrawal charge; and

       560 $8,000 Feb. 28, 2009 purchase payment is in its fourth year from receipt, withdrawn with a 7% withdrawal charge; and

       420 $6,000 Feb. 20, 2010 purchase payment is in its third year from receipt withdrawn with a 7% withdrawal charge.
      -----
      $980

Under the same scenario, the withdrawal charge on a contract with a five-year withdrawal charge schedule would be calculated:

Withdrawal Charge    Explanation
       $ 0           $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and

         0 $10,252.20 is contract earnings in excess of the 10% free withdrawal amount withdrawn without withdrawal charge; and


         0 $10,000 Jan. 1, 2002 purchase payment was received five or more years before withdrawal and is withdrawn without withdrawal charge; and


       320 $8,000 Feb. 28, 2009 purchase payment is in its fourth year from receipt, withdrawn with a 4% withdrawal charge; and

       360 $6,000 Feb. 20, 2010 purchase payment is in its third year from receipt withdrawn with a 6% withdrawal charge.
      -----
      $680

Waiver of withdrawal charges
We do not assess withdrawal charges for:

o   withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value to the extent it exceeds contract earnings;

o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contract described in this prospectus);


o contracts settled using an annuity payout plan, unless an annuity payout Plan E is later surrendered;

o   amounts we refund to you during the free look period;* and


o   death benefits.*


* However, we will reverse certain purchase payment credits. (See "Buying Your Contract -- Purchase Payment Credits.")

Possible group reductions: In some cases, we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

Valuing Your Investment


We value your accounts as follows:


ONE-YEAR FIXED ACCOUNT
We value the amount you allocated to the one-year fixed account directly in dollars. The value of the one-year fixed account equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account;


o   plus interest credited;


o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;


o   minus any prorated portion of the contract administrative charge;

o   minus any prorated portion of the GMIB - MAV (if applicable);


o   minus any prorated portion of the GMIB - 6% Rising Floor (if applicable);
    and

o   minus any prorated portion of the PCR fee (if applicable).



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24 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, the withdrawal charge, the GMIB - MAV or GMIB - 6% Rising Floor fee, or the PCR fee.


The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

Number of units: to calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

Accumulation unit value: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o   dividing that sum by the previous adjusted net asset value per share; and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

Factors that affect subaccount accumulation units: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o   additional purchase payments you allocate to the subaccounts;

o   any purchase payment credits allocated to the subaccounts;

o   transfers into or out of the subaccounts;

o   partial withdrawals;

o   withdrawal charges;

o   a prorated portion of the contract administrative charge;


o   a prorated portion of the GMIB - MAV fee (if applicable);

o   a prorated portion of the GMIB - 6% Rising Floor fee (if applicable); and

o   a prorated portion of the PCR fee (if applicable).

Accumulation unit values will fluctuate due to:


o   changes in funds' net asset value;

o   dividends distributed to the subaccounts;

o   capital gains or losses of funds;

o   fund operating expenses; and/or

o mortality and expense risk fee and the variable account administrative charge.

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25 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Making the Most of Your Contract

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account to one or more subaccounts. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year fixed account into the subaccounts of your choice. If you participate in an Interest Sweep strategy, the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.


This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works
                                                                       Number
                                          Amount     Accumulation     of units
                                Month    invested     unit value      purchased
By investing an equal number     Jan       $100         $20             5.00
of dollars each month...         Feb        100          18             5.56
                                 Mar        100          17             5.88
you automatically buy more       Apr        100          15             6.67
units when the per unit          May        100          16             6.25
market price is low...           Jun        100          18             5.56
                                 Jul        100          17             5.88
                                 Aug        100          19             5.26
and fewer units when the per     Sept       100          21             4.76
unit market price is high.       Oct        100          20             5.00

You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your sales representative.

SPECIAL DOLLAR-COST AVERAGING (SPECIAL DCA) PROGRAM
If your net contract value(1) is at least $10,000, you can choose to participate in the Special DCA program. There is no charge for the Special DCA program. Under the Special DCA program, you can allocate a new purchase payment and any applicable purchase payment credit to a six-month or twelve-month Special DCA account.


You may only allocate a new purchase payment of at least $10,000 to a Special DCA account. You cannot transfer existing contract values into a Special DCA account. Each Special DCA account lasts for either six or twelve months (depending on the time period you select) from the time we receive your first purchase payment. We make monthly transfers of your total Special DCA account value into the other accounts you selected over the time period you selected (either six or twelve months).

We credit interest to each Special DCA account at rates that generally are higher than those we credit to the one-year fixed account. We will change the interest rate on each Special DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment and purchase payment credit, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.

(1) "Net contract value" equals your current contract value plus any new purchase payment and purchase payment credit. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, purchase payment credits, withdrawal requests and exchange requests submitted with your application.


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26 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

We credit each Special DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six or twelve-month period on the balance remaining in your Special DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Special DCA account into the accounts you selected.

Once you establish a Special DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Special DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Special DCA account from multiple sources, we apply each purchase payment and purchase payment credit to the account and credit interest on that purchase payment and purchase payment credit on the date we receive it. This means that all purchase payments and purchase payment credits may not be in the Special DCA account at the beginning of the six or twelve-month period. Therefore, you may receive less total interest than you would have if all your purchase payments and purchase payment credits were in the Special DCA account from the beginning. If we receive any of your multiple payments after the six or twelve-month period ends, you can either allocate those payments to a new Special DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Special DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Special DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Special DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Special DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Special DCA account balance. We will transfer the remaining balance from your Special DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Special DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Special DCA program at any time. Any modifications will not affect any purchase payments that are already in a Special DCA account. For more information on the Special DCA program, contact your sales representative.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.


You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Special DCA program and you change your subaccount asset allocation for the asset-rebalancing program, we will change your subaccount asset allocation under the Special DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, or the one-year fixed account, to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the one-year fixed account.) We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments.


The contract is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers or excessive trading, or transfers that are large in relation to the total assets of any fund underlying the contract. These and similar activities may adversely affect a fund's ability to invest effectively in accordance with its investment objectives and policies, may increase expenses and may harm other contract owners who allocated purchase payments to the fund regardless of their transfer activity. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not own this contract.

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27 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

We monitor the frequency of transfers, including the size of transfers in relation to fund assets in each underlying fund, and we take appropriate action as necessary. In order to prevent market timing activities that may harm or disadvantage other contract owners, we may apply modifications or restrictions in any reasonable manner to prevent a transfer. We may suspend transfer privileges at any time. We may also reject or restrict any specific payment or transfer request and impose specific limitations with respect to market timers, including restricting transfers by market timers to certain underlying funds. We may also apply other restrictions or modifications that could include, but not be limited to:

o   not accepting telephone or electronic transfer requests;

o   requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney on behalf of more than one contract owner; or

o limiting the dollar amount that a contract owner may transfer at any one time.

We agree to provide notice of our intent to restrict transfer privileges to contract owners who have engaged in disruptive activity.

In addition, some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, we may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to state law, we reserve the right to impose, without prior notice, restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract owners.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

Transfer policies


o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts you may not make a transfer from any subaccount back to the one-year fixed account for 90 days following that transfer.

o You may transfer contract values from the one-year fixed account to the subaccounts once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums).

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts will be effective on the valuation date we receive it.


o We will not accept requests for transfers from the one-year fixed account at any other time.

o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.


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28 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 By letter:

Send your name, contract number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or withdrawal to:


Regular Mail:
American Centurion Life Assurance Company
P.O. Box 5555
Albany, NY 12203

Express Mail:
American Centurion Life Assurance Company
20 Madison Avenue Extension
Albany, NY 12203

Minimum amount
Transfers or withdrawals:  $500 or entire account balance, if less


Maximum amount

Transfers or withdrawals:  Contract value or entire account balance

2 By automated transfers and automated partial withdrawals:


Your sales representative can help you set up automated transfers or partial withdrawals among your subaccounts or one-year fixed account.


You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

Minimum amount
Transfers or withdrawals:    $100 monthly

                             $250 quarterly, semiannually or annually
Maximum amount
Transfers or withdrawals:    None (except for automatic transfers from the
                             one-year fixed account).

3 By phone:

Call between 9 a.m. and 3:30 p.m. Eastern time:
(800) 504-0469


Minimum amount
Transfers or withdrawals:    $500 or entire account balance

Maximum amount
Transfers:                   Contract value or entire account balance
Withdrawals:                 $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

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29 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Withdrawals


You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your withdrawal request on the valuation date we receive it. For full withdrawals, we will compute the value of your contract at the next accumulation unit value calculated after we receive your request. We may ask you to return the contract. You may have to pay charges (see "Charges -- Withdrawal Charge"), MAV Death Benefit charges (see "Charges -- Maximum Anniversary Value Death Benefit Rider Fee") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")


WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts and/or the fixed accounts in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount and the one-year fixed account must be either zero or at least $50.


RECEIVING PAYMENT
By regular or express mail:

o   payable to you;

o   mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

    -- the withdrawal amount includes a purchase payment check that has not cleared;

    -- the NYSE is closed, except for normal holiday and weekend closings;

    -- trading on the NYSE is restricted, according to SEC rules;

    -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

    -- the SEC permits us to delay payment for the protection of security holders.

TSA -- Special Withdrawal Provisions

PARTICIPANTS IN TAX-SHELTERED ANNUITIES
The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

    -- you are at least age 59 1/2;

    -- you are disabled as defined in the Code;

    -- you severed employment with the employer who purchased the contract; or

    -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").


o The employer must comply with certain nondiscrimination requirements for certain types of contributions under a TSA contract to be excluded from taxable income. You should consult your employer to determine whether the nondiscrimination rules apply to you.


o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

Changing Ownership

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")


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30 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.


Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.


Benefits in Case of Death


There are two death benefit options under your contract:

o   Return of Purchase Payment Death Benefit (ROP); and

o   Maximum Anniversary Value Death Benefit (MAV).

If either you or the annuitant are 80 or older at contract issue, the ROP will apply. If both you and the annuitant are 79 or younger at contract issue, you can select either the ROP or the MAV death benefit on your application. If you choose to add a Guaranteed Minimum Income Benefit rider, you must elect the MAV death benefit. Once you select a death benefit option, you cannot change it. We show the option that applies in your contract. The combination of the contract, withdrawal charge schedule and death benefit option you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under both options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you choose when you purchase the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.


RETURN OF PURCHASE PAYMENT DEATH BENEFIT (ROP)
The ROP is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of the following less any purchase payment credits added to the contract in the last 12 months:

1.  contract value; or


2. total purchase payments, plus purchase payments credits minus adjusted partial withdrawals.

                                                  PW x DB
     Adjusted partial withdrawals for the ROP =  ---------
                                                    CV

       PW = the partial withdrawal including any withdrawal charge.


       DB = the death benefit on the date of (but prior to) the partial withdrawal.

       CV = contract value on the date of (but prior to) the partial withdrawal.

Example

o   You purchase the contract with a payment of $20,000 on Jan. 1, 2002.

o   On Jan. 1, 2003 you make an additional purchase payment of $5,000.

o On March 1, 2003 the contract value falls to $22,000 and you take a $1,500 partial withdrawal.

o   On March 1, 2004 the contract value grows to $23,000.

    We calculate the ROP death benefit on March 1, 2004 as follows:

       Contract value at death:                                       $23,000.00
                                                                      ----------
       Purchase payments minus adjusted partial withdrawals:

       Total purchase payments:                                       $25,000.00
       minus adjusted partial withdrawals calculated as:

       1,500 x 25,000
       -------------- =                                                -1,704.55
           22,000                                                     ----------

       for a death benefit of:                                        $23,295.45
                                                                      ----------
       ROP death benefit, calculated as the greatest
       of these two values:                                           $23,295.45

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31 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT (MAV)

The MAV death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. This is an optional benefit that you may select for an additional charge (see "Charges"). The MAV death benefit does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your sales representative whether or not the MAV death benefit is appropriate for your situation.


If both you and the annuitant are age 79 or younger at contract issue, you may choose to add the MAV death benefit to your contract at the time of purchase. Once you select the MAV death benefit you may not cancel it. If you choose to add the Guaranteed Minimum Income Benefit rider to your contract, you must elect the MAV death benefit.


The MAV death benefit provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following amounts less any purchase payment credits added in the last 12 months:

1.  contract value;


2. total purchase payments, plus purchase payment credits minus adjusted partial withdrawals; or

3. the maximum anniversary value immediately preceding the date of death, plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary.

                                                  PW x DB
    Adjusted partial withdrawals for the MAV =  --------
                                                   CV

      PW = the partial withdrawal including any withdrawal charge.

      DB = the death benefit on the date of (but prior to) the partial withdrawal.

      CV = contract value on the date of (but prior to) the partial withdrawal.

Maximum anniversary value (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of: (a) your current contract value, or (b) total purchase payments and purchase payment credits minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the highest value. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and purchase payment credits and subtract adjusted partial withdrawals from the MAV.


Example

o   You purchase the contract with a payment of $20,000 on Jan. 1, 2002.

o On Jan. 1, 2003 (the first contract anniversary) the contract value grows to $24,000.

o On March 1, 2003 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

    We calculate the MAV death benefit on March 1, 2003 as follows:

       Contract value at death:                                       $20,500.00
                                                                      ----------
       Purchase payments minus adjusted partial withdrawals:

          Total purchase payments:                                    $20,000.00

          minus the death benefit adjusted partial withdrawals, calculated as:

          $1,500 x $20,000
          ---------------- =                                           -1,363.64
               $22,000                                                ----------

          for a death benefit of:                                     $18,636.36
                                                                      ----------

       The MAV immediately preceding the date of death plus any payments made since that anniversary minus adjusted partial withdrawals:

          Greatest of your contract anniversary contract values:      $24,000.00

          plus purchase payments made since that anniversary:              +0.00

          minus the death benefit adjusted partial withdrawals, calculated as:

          $1,500 x $24,000
          ---------------- =                                           -1,636.36
              $22,000                                                 ----------

       for a death benefit of:                                        $22,363.64
                                                                      ----------
    The MAV death benefit, calculated as the greatest of these
    three values, which is the MAV:                                   $22,363.64


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32 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

IF YOU DIE BEFORE YOUR RETIREMENT DATE
When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

Nonqualified annuities

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you selected a GMIB rider (see "Optional Benefits"), it will terminate. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.


If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and

o payouts begin no later than one year after your death, or other date as permitted by the Code; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.


Qualified annuities


o Spouse beneficiary: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of the annuitant's death.


    Your spouse may elect to assume ownership of the contract at any time. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you selected a GMIB rider, (see "Optional Benefits"), it will terminate. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.


o Non-spouse beneficiary: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age 70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

    o the beneficiary asks us in writing within 60 days after we receive proof of death; and

    o  payouts begin no later than one year following the year of your death;
       and

    o the payout period does not extend beyond the beneficiary's life or life expectancy.

o Annuity payout plan: If you elect an annuity payout plan, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


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33 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Optional Benefits


GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)

There are two GMIB rider options available under your contract. Both GMIB riders are intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. If you select either GMIB rider option:

o   you must hold the GMIB for 7 years,

o   the GMIB terminates after the annuitant's 86th birthday,

o   you can only exercise the GMIB within 30 days after a contract anniversary,

o the MAV and the 6% rising floor values (described below) used in the GMIB benefit base to calculate annuity payouts are limited after age 81, and

o   there are additional costs associated with the rider.

If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a GMIB rider is appropriate for your situation. Regardless of your age, be sure to discuss with your sales representative whether either GMIB rider option is appropriate for your situation.


If the annuitant is 75 or younger at contract issue, you may choose to add this optional benefit at the time you purchase your contract for an additional charge. The amount of the fee is determined by the GMIB rider option you select (see "Charges - GMIB Rider Fee"). If you choose a GMIB rider, you must elect the MAV death benefit at the time you purchase your contract. You cannot add the Performance Credit Rider to your contract if you select a GMIB. The effective date of the GMIB rider will be the contract issue date.

Investment selection: Under either GMIB rider, you may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts or the one-year fixed account. However, we reserve the right to limit the amount you allocate to subaccounts investing in AXP(R) Variable Portfolio - Cash Management Fund to 10% of the total amount in the subaccounts. If we are required to activate this restriction, and you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB rider if you have not satisfied the limitation after 60 days.

You may select one of the following GMIB riders:


o   GMIB - Maximum Anniversary Value (MAV); or

o   GMIB - 6 % Rising Floor.

GMIB - MAXIMUM ANNIVERSARY VALUE (MAV)

GMIB benefit base

If the GMIB - MAV is elected at contract issue, the GMIB benefit base is the greatest of:

1.  contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or


3. the MAV at the last contract anniversary, plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary.


Keep in mind that the GMIB - MAV is limited after age 81.


We reserve the right to exclude from the GMIB benefit base any purchase payment credits you make in the five years before you exercise the GMIB - MAV. We would do so only if such payments and credit total $50,000 or more or if they are 25% or more of total contract payments and credits. If we exercise this right, we subtract each payment and purchase payment credit from the contract value and the MAV.

We calculate the MAV as:


                                    PMT x CVG
                                    ---------
                                       ECV

     PMT = each purchase payment and purchase payment credit made in the five years before you exercise the GMIB - MAV.


     CVG = current contract value at the time you exercise the GMIB - MAV.


     ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.


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34 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Exercising the GMIB - MAV


o you may only exercise the GMIB - MAV within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant must be between 50 and 86 years old on the date the rider is exercised.

o you can only take an annuity payout under one of the following annuity payout plans:

    -- Plan A - Life Annuity - no refund

    -- Plan B - Life Annuity with ten years certain

    -- Plan D - Joint and last survivor life annuity - no refund

o   You may change the annuitant for the payouts.

The GMIB - MAV guarantees a minimum amount of fixed annuity lifetime income or a minimum first year variable annuity payout. We calculate fixed annuity payouts and first year variable annuity payouts using the guaranteed annuity purchase rates stated in Table B of the contract. After the first year, lifetime income variable annuity payouts will depend on the investment performance of the subaccounts you select. The payouts will be higher if your investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.


The GMIB - MAV benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base equal to the largest value of the MAV, ROP or contract value. The GMIB benefit base is the value we apply to the GMIB - MAV annuity purchase described above. If the GMIB benefit base is greater than the contract value, the GMIB - MAV may provide a higher annuity payout level than is otherwise available. However, the GMIB - MAV uses guaranteed annuity purchase rates that may be more conservative than the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB - MAV may be less than the income the contract otherwise provided. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB - MAV, you will receive the higher standard payout. The GMIB - MAV does not create contract value or guarantee the performance of any investment option.

Terminating the GMIB - MAV


o You may terminate the GMIB - MAV within 30 days after the first rider anniversary.

o You may terminate the GMIB - MAV any time after the seventh rider anniversary.

o   The GMIB - MAV will terminate on the date:

    -- you make a full withdrawal from the contract;

    -- a death benefit is payable; or

    -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB - MAV will terminate on the contract anniversary after the annuitant's 86th birthday.

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35 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Example

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and we add a $1,000 purchase payment credit to your contract. You allocate all your purchase payments and purchase payment credits to the subaccounts.

o   There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.


Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

Contract                                                               GMIB
anniversary    Contract value     Purchase payments      MAV       benefit base
  1               $107,000           $101,000        $107,000
  2                125,000            101,000         125,000
  3                132,000            101,000         132,000
  4                150,000            101,000         150,000
  5                 85,000            101,000         150,000
  6                120,000            101,000         150,000
  7                138,000            101,000         150,000       $150,000
  8                152,000            101,000         152,000        152,000
  9                139,000            101,000         152,000        152,000
 10                126,000            101,000         152,000        152,000
 11                138,000            101,000         152,000        152,000
 12                147,000            101,000         152,000        152,000
 13                163,000            101,000         163,000        163,000
 14                159,000            101,000         163,000        163,000
 15                215,000            101,000         215,000        215,000

NOTE: The GMIB - MAV is limited after age 81, but, the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity options) would be:

                                                                         Minimum Guaranteed Monthly Income
Contract                                            Plan A -             Plan B -             Plan D - joint and
anniversary                   GMIB               life annuity --     life annuity with        last survivor life
at exercise               benefit base              no refund        ten years certain       annuity -- no refund
 10               $152,000 (MAV)                   $  791.92             $  770.64                 $630.80

 15               215,000 (Contract Value = MAV)    1,281.40              1,221.20                  991.15


The payouts above are shown at guaranteed annuity rates stated in Table B of the contract. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

Contract                                            Plan A -             Plan B -             Plan D - joint and
anniversary                                      life annuity --      life annuity with        last survivor life
at exercise              Contract value             no refund        ten years certain        annuity -- no refund
 10                         $126,000               $  656.46             $  638.82                 $522.90
 15                          215,000                1,281.40              1,221.20                  991.15


At the 15th contract anniversary, you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.


Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. The payouts will be higher if investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.

--------------------------------------------------------------------------------
36 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

GMIB - 6% Rising Floor
GMIB benefit base


If the GMIB - 6% Rising Floor is elected at contract issue, the GMIB benefit base is the greater of:

1.  contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

3.  the 6% variable account rising floor.


6% rising floor: This is the sum of the value of the one-year fixed account and the variable account floor. We calculate the variable account floor on each contract anniversary through age 80. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we set the variable account floor equal to:


o   the initial purchase payments allocated to the subaccounts increased by 6%,

o   plus any subsequent amounts allocated to the subaccounts, and

o   minus adjusted transfers or partial withdrawals from the subaccounts.


Every contract anniversary after that, through age 80, we reset the variable account floor by accumulating the prior anniversary's variable account floor at 6% then adding any subsequent amounts allocated to the subaccounts and subtracting any adjusted transfers or partial withdrawals from the subaccounts. We stop resetting the variable account floor after you or the annuitant reach age 81. However, we continue to add subsequent amounts you allocate to the subaccounts and subtract adjusted transfers or partial withdrawals from the subaccounts.


Keep in mind that the 6% rising floor is limited after age 81.

We reserve the right to exclude from the GMIB benefit base any purchase payments and purchase payment credits you make in the five years before you exercise the GMIB. We would do so only if such payments total $50,000 or more or if they are 25% or more of total contract payments and credits. If we exercise this right, we:

o   subtract each payment adjusted for market value from the contract value.


o subtract each payment from the 6% rising floor. We adjust the payments made to the one-year fixed account for market value. We increase payments allocated to the subaccounts by 6% for the number of full contract years they have been in the contract before we subtract them from the 6% rising floor.

We calculate the 6% rising floor as:

                                    PMT x CVG
                                    ---------
                                       ECV

     PMT = each purchase payment and purchase payment credit make in the five years before you exercise the GMIB.

     CVG = current contract value at the time you exercise the GMIB.

     ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.

For each payment, we calculate the 6% increase of payments allocated to the subaccounts as:

                        PMT x (1.06)(to the power of CY)

     CY = the full number of contract years the payment has been in the contract.


Exercising the GMIB - 6% Rising Floor


o you may only exercise the GMIB - 6% Rising Floor within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant must be between 50 and 86 years old on the date the rider is exercised.

o you can only take an annuity payout under one of the following annuity payout plans:

    -- Plan A - Life Annuity - no refund

    -- Plan B - Life Annuity with ten years certain

    -- Plan D - Joint and last survivor life annuity - no refund

o   You may change the annuitant for the payouts.

The GMIB - 6% Rising Floor guarantees a minimum amount of fixed annuity lifetime income or a minimum first year variable annuity payout. We calculate fixed annuity payouts and first year variable annuity payouts based on the guaranteed annuity purchase rates stated in Table B of the contract but using a 2.5% guaranteed annual effective interest rate which is lower than the 3% rate used in Table B of the contract. Therefore, your payout rates under the GMIB - 6% Rising Floor will be lower than the payout rates stated in Table B.

--------------------------------------------------------------------------------
37 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

This 2.5% Table is not stated in your contract. After the first year, lifetime income variable annuity payouts will depend on the investment performance of the subaccounts you select. The payouts will be higher if your investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.


The GMIB - 6% Rising Floor benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base equal to the largest value of the 6% rising floor, ROP or contract value. The GMIB benefit base is the value we apply to the guaranteed annuity purchase rates we use in the 2.5% Table to calculate the minimum annuity payouts you will receive if you exercise the GMIB - 6% Rising Floor. If the GMIB benefit base is greater than the contract value, the GMIB - 6% Rising Floor may provide a higher annuity payout level than is otherwise available. However, the GMIB - 6% Rising Floor uses annuity purchase rates that may be more conservative than the annuity purchase rates than we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB - 6% Rising Floor may be less than the income the contract otherwise provided. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB - 6% Rising Floor, you will receive the higher standard payout. The GMIB - 6% Rising Floor does not create contract value or guarantee the performance of any investment option.

Terminating the GMIB - 6% Rising Floor


o You may terminate the GMIB - 6% Rising Floor within 30 days after the first rider anniversary.

o You may terminate the GMIB - 6% Rising Floor any time after the seventh rider anniversary.

o   The GMIB - 6% Rising Floor will terminate on the date:

    -- you make a full withdrawal from the contract;

    -- a death benefit is payable; or

    -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB - 6% Rising Floor will terminate on the contract anniversary after the annuitant's 86th birthday.

Example

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and you allocate all of your purchase payment to the subaccounts.

o   There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

Contract                                                                GMIB
anniversary  Contract value   Purchase payments   6% rising floor   benefit base
  1            $107,000          $100,000            $106,000
  2             125,000           100,000             112,360
  3             132,000           100,000             119,102
  4             150,000           100,000             126,248
  5              85,000           100,000             133,823
  6             120,000           100,000             141,852
  7             138,000           100,000             150,363        $150,363
  8             152,000           100,000             159,388         159,388
  9             139,000           100,000             168,948         168,948
 10             126,000           100,000             179,085         179,085
 11             138,000           100,000             189,830         189,830
 12             147,000           100,000             201,220         201,220
 13             215,000           100,000             213,293         215,000
 14             234,000           100,000             226,090         234,000
 15             240,000           100,000             239,655         240,000

NOTE: The GMIB - 6% Rising Floor value is limited after age 81, but the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB - 6% Rising Floor.

--------------------------------------------------------------------------------
38 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity options) would be:

                                                                         Minimum Guaranteed Monthly Income
Contract                                            Plan A -             Plan B -             Plan D - joint and
anniversary                   GMIB               life annuity --     life annuity with        last survivor life
at exercise               benefit base              no refund        ten years certain        annuity -- no refund
 10               $179,085 (6% Rising Floor)       $  881.10             $  857.82                $ 694.85
 15               240,000 (Contract Value)          1,363.20              1,298.40                1,041.60

The payouts above are shown at guaranteed annuity rates we use in the 2.5% Table. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

Contract                                            Plan A -             Plan B -             Plan D - joint and
anniversary                   GMIB               life annuity --     life annuity with        last survivor life
at exercise               benefit base              no refund        ten years certain        annuity -- no refund
 10                         $126,000               $  656.46             $  638.82                $ 522.90
 15                          240,000                1,430.40              1,363.20                1,106.40

At the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. The payouts will be higher if investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.

PERFORMANCE CREDIT RIDER (PCR)

The PCR is intended to provide you with an additional benefit if your earnings are less than the target value on the tenth rider anniversary (see below). This is an optional benefit you may select for an additional charge (see "Charges"). The PCR does not provide any additional benefit before the tenth rider anniversary and it may not be appropriate for issue ages 75 or older due to this required holding period. Be sure to discuss with your sales representative whether or not the PCR is appropriate for your situation. You cannot add the PCR if you select either GMIB rider option.

Investment selection under the PCR: You may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts or the one-year fixed account. However, we reserve the right to limit the aggregate amount in the one-year fixed account and amounts you allocate to subaccounts investing in the AXP(R) Variable Portfolio - Cash Management Fund to 10% of your total contract value. If we are required to activate this restriction, and you have more than 10% of your contract value in these accounts, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the PCR if you have not satisfied the limitation after 60 days.


Target value: We calculate the target value on each rider anniversary. There is no target value prior to the first rider anniversary. On the first rider anniversary we set the target value equal to your first year's purchase payments and purchase payment credits minus the target value adjusted partial withdrawals accumulated at an annual effective rate of 7.2%. Every rider anniversary after that, we recalculate the target value by accumulating the prior anniversary's target value and any additional purchase payments and purchase payment credits minus the target value adjusted partial withdrawals at an annual effective rate of 7.2%.

                                                PW x TV
   Target value adjusted partial withdrawals = --------
                                                  CV


     PW = the partial withdrawal including any applicable withdrawal charge.


     TV = the target value on the date of (but prior to) the partial withdrawal.

     CV = contract value on the date of (but prior to) the partial withdrawal.

--------------------------------------------------------------------------------
39 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Exercising the PCR: We will inform you if your contract value did not meet or exceed the target value after your tenth rider anniversary. If your contract value is less than the target value on the tenth rider anniversary you can choose either of the following benefits:


Option A: You may choose to accept a PCR credit to your contract equal to:


                             5% x (PP - PCRPW - PP5)

     PP = total purchase payments and purchase payment credits.

  PCRPW = PCR adjusted partial withdrawals. The PCR adjusted partial withdrawal amount is an adjustment we make to determine the proportionate amount of any partial withdrawal attributable to purchase payments received five or more years before the target value is calculated (on the tenth year rider anniversary). For a more detailed description of the PCR adjusted partial withdrawal please see Appendix B.

    PP5 = purchase payments and purchase payment credits made in the prior five years.

          We apply the PCR credit to your contract on the tenth rider anniversary and allocate it among the fixed accounts and subaccounts according to your current asset allocation.


Option B: You may choose to begin receiving annuity payouts (only with lifetime income plans; you may not choose Annuity Payout Plan E) within 60 days of the tenth rider anniversary and receive an additional 5% PCR credit (for a total PCR credit of 10%) as calculated in (a).


We will assume that you elected PCR Option A unless we receive your request to begin a lifetime annuity payout plan within 60 days after the tenth rider anniversary.

If you select PCR Option A, we will restart the ten-year calculation period for the PCR on the tenth rider anniversary and every ten years after that while you own the contract. We use the contract value (including any credits) on that anniversary as your first contract year's payments for calculating the target value and any applicable PCR credit. We may then apply additional PCR credits to your contract at the end of each ten-year period as described above.

PCR reset: You can elect to lock in your contract growth by restarting the ten-year PCR calculation period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the first year's payments and credits for the calculating the target value and any applicable PCR credit. If you select PCR Option A, the next ten-year calculation period for the PCR will restart at the end of this new ten-year period. We must receive your request to restart the PCR calculation period within 30 days after a contract anniversary.

Terminating the PCR

o You may terminate the PCR within 30 days following the first rider anniversary.

o You may terminate the PCR within 30 days following the later of the tenth rider anniversary or the last rider reset date.

o   The PCR will terminate on the date:

    -- you make a full withdrawal from the contract,

    -- that a death benefit is payable, or

    -- you choose to begin taking annuity payouts.

Example

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and we add a $1,000 purchase payment credit to the contract

o   There are no additional purchase payments and no partial withdrawals

o   On Jan. 1, 2012, the contract value is $200,000

o We determine the target value on Jan. 1, 2012 as our purchase payments and credits accumulated at an annual effective rate of 7.2% = $101,000 x (1.072)10 = $101,000 x 2.00423 = $202,427.

    Your contract value ($200,000) is less than the target value ($202,427). Assuming you select PCR Option A, we add a PCR credit to your contract calculated as follows:

    5% x (PP - TVPW - PP5) = 1.05 x ($101,000 - 0 - 0) = $5,050.

    After application of the PCR credit, your total contract value on Jan. 1, 2012 would be $205,050.

o On Feb. 1, 2012, the contract value grows to $210,000 and you choose to begin receiving annuity payouts under a lifetime income plan. We would now add another PCR credit to your contract. Because you have not made any additional purchase payments or partial withdrawals the amount of this new credit is the same as the PCR credit we added to your contract on Jan. 1, 2012 ($5,050). After adding this new PCR credit to your contract, your total contract value would be $215,050 and we would use this amount to your monthly annuity payout amount.

o If on Feb. 1, 2012, you had elected not to receive annuity payouts, the PCR ten-year calculation period would restart on Jan. 1, 2012 with the target values first year's payments equal to $205,050. We would make the next PCR credit determination on Jan. 1, 2022.

--------------------------------------------------------------------------------
40 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

The Annuity Payout Period

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below.


You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date. You may reallocate this contract value to the one-year fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.


Amounts of fixed and variable payouts depend on:

o   the annuity payout plan you select;

o   the annuitant's age and, in most cases, sex;

o   the annuity table in the contract; and

o   the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

ANNUITY TABLES
The annuity tables in your contract show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table B shows the minimum amount of each fixed payout. Amounts in Table B are based on the guaranteed annual effective interest rate shown in your contract. We declare current payout rates that we use in determining the actual amount of your fixed payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

Table A shows the amount of the first monthly variable payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using Table A results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.


--------------------------------------------------------------------------------
41 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

ANNUITY PAYOUT PLANS
You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan:

o Plan A - Life annuity -- no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o Plan B - Life annuity with five, ten or 15 years certain: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o Plan C - Life annuity -- installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D - Joint and last survivor life annuity -- no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o Plan E - Payouts for a specified period: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 4.86% and 6.61% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges-- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")


Annuity payout plan requirements for qualified annuities: If you elect an annuity plan from your qualified annuity, the annuity payment plan must comply with certain IRS regulations governing required minimum distributions. In general, your annuity payment plan will meet these regulations if payments are made:


o in equal or substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant and designated beneficiary; or

o in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary; or

o over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the one-year fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.

If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


--------------------------------------------------------------------------------
42 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Taxes


Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements.


Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. If the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment can be taken as a federal income tax deduction for the last taxable year of the annuitant. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.


Qualified annuities: When you use your contract to fund a retirement plan that is already tax deferred under the Code, the contract will not provide any necessary or additional tax deferral for the retirement plan.


Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan or adoption agreement or consult a tax advisor for more information about your distribution rules.

Annuity payouts under qualified annuities (except Roth IRAs): Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with non-deductible contributions or with after-tax dollars rolled from a retirement plan. If you or your employer invested in your contract with deductible or pre-tax dollars as part of a tax-deferred retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

Purchase payment credits and PCR credits: These are considered earnings and are taxed accordingly.

Withdrawals: If you withdraw part or all of your nonqualified contract before your annuity payouts begin, your withdrawal payment will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds your investment. You also may have to pay a 10% IRS penalty for withdrawals you make before reaching age 59-1/2 unless certain exceptions apply.

Death benefits to beneficiaries under nonqualified annuities: The death benefit under a contract is not tax exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

Death benefits to beneficiaries under qualified annuities: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.


Special considerations if you select the MAV death benefit rider: As of the date of this prospectus, we believe that charges related to this rider are not subject to current taxation. Therefore, we will not report these charges as partial surrenders from your contract. However, the IRS may determine that these charges should be treated as partial surrenders subject to taxation to the extent of any gain as well as the IRS tax penalty for surrenders before the age of 59-1/2, if applicable.

We reserve the right to report charges for this rider as partial surrenders if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report the benefits attributable to this rider on the death of you or annuitant as an annuity death benefit distribution, not as proceeds for life insurance.


Annuities owned by corporations, partnerships or trusts: For nonqualified annuities, any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax-deferred.

Penalties: If you receive amounts from your contract before reaching age 59-1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o   because of your death;

o   because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or

o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For IRAs, other exceptions may apply if you make withdrawals from your contract before you reach age 59-1/2. For TSAs, other exceptions may apply if you make withdrawals from your contract before it specifies that payments can be made.

--------------------------------------------------------------------------------
43 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Withholding, generally: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal), we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

Withholding from qualified annuities: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA, or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding is in place of the elective withholding discussed above. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;


o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o   the payout is a minimum distribution required under the Code; or

o   the payout is made on account of an eligible hardship.

Payments we make to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.


State withholding also may be imposed on taxable distributions.

Transfer of ownership of a nonqualified annuity: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.

Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal. You may not collaterally assign or pledge your qualified contracts.

Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


American Centurion Life's tax status: American Centurion Life is taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of American Enterprise Life, although their operations are treated separately in accounting and financial statements. Investment income from the subaccounts is reinvested and becomes part of the subaccounts' value. This investment income, including realized capital gains, is not taxed to American Centurion Life, and therefore no charge is made against the subaccounts for federal income taxes. American Centurion Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


Tax qualification: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.


--------------------------------------------------------------------------------
44 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Voting Rights

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o   the reserve held in each subaccount for your contract; divided by

o   the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

Substitution of Investments

We may substitute the funds in which the subaccounts invest if:

o   laws or regulations change;

o   the existing funds become unavailable; or

o   in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute the funds currently listed in this prospectus for other funds.

We may also:

o   add new subaccounts;

o   combine any two or more subaccounts;

o   make additional subaccounts investing in additional funds;

o   transfer assets to and from the subaccounts or the variable account; and

o   eliminate or close any subaccounts.

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.

About the Service Providers

PRINCIPAL UNDERWRITER
American Express Financial Advisors Inc. (AEFA) serves as the principal underwriter for the contract. Its offices are located at 70100 AXP Financial Center, Minneapolis, MN 55474. AEFA is a wholly-owned subsidiary of American Express Financial Corporation (AEFC) which is a wholly-owned subsidiary of American Express Company, a financial services company headquartered in New York City.


The contracts will be distributed by broker-dealers which have entered into distribution agreements with AEFA and American Centurion Life.


ISSUER

American Centurion Life issues the contracts. American Centurion Life is a wholly-owned subsidiary of IDS Life, which is a wholly-owned subsidiary of AEFC.

American Centurion Life is a stock life insurance company organized in 1969 under the laws of the State of New York. Our offices are located at 20 Madison Avenue Extension, Albany, NY 12203. American Centurion Life conducts a conventional life insurance business in New York.

American Centurion Life pays commissions for the sales of contracts to the insurance agencies who have entered into distribution agreements with American Centurion Life and AEFA. These commissions will not be more than 7.5% of purchase payments it receives on the contracts. From time to time, we will pay or permit other promotional incentives, in cash or credit or other compensation.



--------------------------------------------------------------------------------
45 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

LEGAL PROCEEDINGS
A number of lawsuits involving insurance sales practices, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts have been filed against life and health insurers in jurisdictions in which American Enterprise Life and its affiliates do business. American Enterprise Life and its affiliates, like other life and health insurers, are involved in such litigation. IDS Life was a named defendant in three class action lawsuits of this nature. American Enterprise Life is a named defendant in one of the suits, Richard W. and Elizabeth J. Thoresen v. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York which was commenced in Minnesota state court on October 13, 1998. These class action lawsuits included allegations of improper insurance and annuity sales practices including improper replacement of existing annuity contracts and insurance policies, improper use of annuities to fund tax deferred contributory retirement plans, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts.

In January 2000, AEFC and its subsidiaries reached an agreement in principle to settle the three class action lawsuits, including the one described above. It is expected the settlement will provide$215 million of benefits to more than two million participants in exchange for a release by class members of all insurance and annuity market conduct claims dating back to 1985.

In August 2000, an action entitled Lesa Benacquisto, Daniel Benacquisto, Richard Thoresen, Elizabeth Thoresen, Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert v. American Express Financial Corporation, American Express Financial Advisors, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in the United States District Court for the District of Minnesota. The complaint put at issue various alleged sales practices and misrepresentations and allegations of violations of federal laws.

In May 2001, the United States District Court for the District of Minnesota and the District Court, Fourth Judicial District for the State of Minnesota, Hennepin County entered orders approving the settlement as tentatively reached in January 2000. Appeals were filed in both federal and state court but subsequently dismissed by the parties filing the appeals. The orders approving the settlement were final as of September 24, 2001. Implementation of the settlement commenced October 15, 2001.

Numerous individuals opted out of the settlement described above and therefore did not release their claims against AEFC and its subsidiaries. Some of these class members who opted out were represented by counsel and presented separate claims. Most of their claims have been settled.

The outcome of any litigation or threatened litigation cannot be predicted with any certainty. However, in the aggregate, American Enterprise Life does not consider any lawsuits in which it is named as a defendant to be material.

--------------------------------------------------------------------------------
46 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Table of Contents of the Statement of Additional Information

Performance Information                               p.

Calculating Annuity Payouts                           p.

Rating Agencies                                       p.

Principal Underwriter                                 p.

Independent Auditors                                  p.

Condensed Financial Information (Unaudited)           p.

Financial Statements

--------------------------------------------------------------------------------
47 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Appendix A: Performance Credit Rider Adjusted Partial Withdrawal

STEP ONE:
For each withdrawal made within the current calculation period we calculate the remaining purchase payment amount (RPA):

RPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question minus the RPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the RPA will simply be the total purchase payments and purchase payment credits as there are no previous withdrawals to subtract.

                                         PW x RP
     RPA adjusted partial withdrawals = --------
                                           CV


   PW = the partial withdrawal including any applicable withdrawal charge.


   CV = the contract value on the date of (but prior to) the partial withdrawal.

  RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP TWO:
For each withdrawal made within the current calculation period we calculate the eligible purchase payment amount (EPA):

  EPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question AND prior to the five year exclusion period minus EPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the EPA will simply be the total purchase payments and purchase payment credits made before the five year exclusion period as there are no previous withdrawals to subtract. Also note that EPA/RPA will always be less than or equal to one.

                                           PW x EPA        EPA
     EPA adjusted partial withdrawals =    ---------  x   -----
                                              CV           RPA


   PW = the partial withdrawal including any applicable withdrawal charge.


   CV = the contract value on the date of (but prior to) the partial withdrawal.

  EPA = the eligible premium amount on the date of (but prior to) the partial withdrawal.

  RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP THREE:
The total PCRPW (Performance Credit Rider adjusted partial withdrawal) amount is the sum of each EPA adjusted partial withdrawal.

Example: Calculation at the end of the ten-year period assuming the contract is eligible for the PCR credit (i.e., your contract value is less than target value). This example does not include purchase payment credits.

o On Jan. 1, 2002 you purchase the contract with a purchase payment of $100,000.

o On Jan. 1, 2008 you make an additional purchase payment in the amount of $100,000.

o   Contract values before any partial withdrawals are shown below.

o   On Jan. 1, 2005 you make a partial withdrawal in the amount of $10,000.

o On Jan. 1, 2010 you make another partial withdrawal in the amount of $10,000.

NOTE: The shaded portion of the table indicates the five year exclusion period.

Date                  Total purchase payments               Contract value
Jan. 1, 2002                $100,000                           $100,000
Jan. 1, 2003                 100,000                            110,000
Jan. 1, 2004                 100,000                            115,000
Jan. 1, 2005                 100,000                            120,000
Jan. 1, 2006                 100,000                            115,000
Jan. 1, 2007                 100,000                            120,000
Jan. 1, 2008                 200,000                            225,000
Jan. 1, 2009                 200,000                            230,000
Jan. 1, 2010                 200,000                            235,000
Jan. 1, 2011                 200,000                            230,000
Jan. 1, 2012                 200,000                            235,000

--------------------------------------------------------------------------------
48 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

Step one: For each withdrawal made within the current calculation period we calculate the RPA:

For the first partial withdrawal on Jan. 1, 2005:

     RPA before the partial withdrawal =                                   RPA adjusted partial withdrawal =
     total purchase payments mad prior to the partial withdrawal          $10,000 x $100,000 = $8,333
                                                                          ------------------
     minus the RPA adjusted partial withdrawals for all previous                $120,000

     partial withdrawals = $100,000 - 0 = $100,000

For the second partial withdrawal on Jan. 1, 2010:

     RPA before the partial withdrawal =                                   RPA adjusted partial withdrawal =

     total purchase payments made prior to the partial withdrawal          $10,000 x $191,667 = $8,156
                                                                          ------------------
     minus the RPA adjusted partial withdrawals for all previous                $235,000

     partial withdrawals = $200,000 - $8,333 = $191,667

Step two: For each withdrawal made within the current calculation period, we calculate the EPA:

For the first partial withdrawal on Jan. 1, 2005:

     EPA before the partial withdrawal =                                   EPA adjusted partial withdrawal =

     total purchase payments made prior to the partial withdrawal          $10,000 x $100,000 x $100,000 = $8,156
                                                                          ------------------    --------
     AND the five-year exclusion period minus the EPA adjusted                  $120,000        $100,000

     partial withdrawals for all previous partial

     withdrawals = $100,000 - 0 = $100,000

For the second partial withdrawal on Jan. 1, 2010:

     EPA before the partial withdrawal =                                   EPA adjusted partial withdrawal =

     total purchase payments made prior to the partial withdrawal          $10,000 x $91,844 x    $91,844 = $1,873
                                                                           ------------------    --------
     AND the five-year exclusion period minus the EPA                           $235,000         $191,667

     adjusted partial withdrawals for all previous partial

     withdrawals = $100,000 - $8,156 = $91,844

Step three: The total PCRPW amount is the sum of each EPA adjusted partial withdrawal.

     PCRPW amount = $8,156 + $1,873 = $10,029

--------------------------------------------------------------------------------
49 AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY -- PROSPECTUS

--------------------------------------------------------------------------------
  (logo)
  AMERICAN
   EXPRESS
(R)

American Centurion Life Assurance Company
20 Madison Ave. Extension
Albany, NY 12203
(800) 504-0469



                                                                 45282 A (12/02)

                       STATEMENT OF ADDITIONAL INFORMATION

                                       FOR


                AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY

                         ACL VARIABLE ANNUITY ACCOUNT 2

                                 ________, 2003


American Enterprise Variable Annuity Account is a separate account established and maintained by American Enterprise Life Insurance Company (American Enterprise Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number below. The prospectus is incorporated in this SAI by reference.

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474
(800) 333-3437

American Express Innovations(SM) Variable Annuity
   ACL Variable Annuity Account 2
--------------------------------------------------------------------------------

Table of Contents

Performance Information                     p.

Calculating Annuity Payouts                 p.

Rating Agencies                             p.

Principal Underwriter                       p.

Independent Auditors                        p.


Financial Statements                        p.

American Express Innovations(SM) Variable Annuity
   ACL Variable Annuity Account 2
--------------------------------------------------------------------------------

Performance Information

The subaccounts may quote various performance figures to illustrate past performance. We base total return and current yield quotations (if applicable) on standardized methods of computing performance as required by the Securities and Exchange Commission (SEC). An explanation of the methods used to compute performance follows below.

AVERAGE ANNUAL TOTAL RETURN
We will express quotations of average annual total return for the subaccounts in terms of the average annual compounded rate of return of a hypothetical investment in the contract over a period of one, five and ten years (or, if less, up to the life of the subaccounts), calculated according to the following formula:

                        P(1 + T)(to the power of n) = ERV

where:         P = a hypothetical initial payment of $1,000

               T = average annual total return

               n = number of years

             ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the period, at the end of the period (or fractional portion thereof)

We calculated the following performance figures on the basis of historical performance of each fund. We show actual performance from the date the subaccounts began investing in the funds. For some of the subaccounts we do not provide any performance information because they are new and did not have any activity as of the date of the financial statements. We also show performance from the commencement date of the funds as if the contract existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.


[tables and footnotes to be inserted by subsequent amendment]

American Express Innovations(SM) Variable Annuity
   ACL Variable Annuity Account 2
--------------------------------------------------------------------------------

CUMULATIVE TOTAL RETURN
Cumulative total return represents the cumulative change in the value of an investment for a given period (reflecting change in a subaccount's accumulation unit value). We compute cumulative total return by using the following formula:

                                     ERV - P
                                    ---------
                                        P

where:         P = a hypothetical initial payment of $1,000

             ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the period, at the end of the period (or fractional portion thereof).

Total return figures reflect the deduction of the withdrawal charge which assumes you withdraw the entire contract value at the end of the one, five and ten year periods (or, if less, up to the life of the subaccount). We also may show performance figures without the deduction of a withdrawal charge. In addition, total return figures reflect the deduction of all other applicable charges including the contract administrative charge, the variable account administrative charge, the Benefit ProtectorSM Death Benefit Rider fee, the Benefit ProtectorSM Plus Death Benefit Rider fee, the Enhanced Death Benefit Rider fee, the Guaranteed Minimum Income Benefit Rider fee and the mortality and expense risk fee.

ANNUALIZED YIELD FOR A SUBACCOUNT INVESTING IN A MONEY MARKET FUND
Annualized Simple Yield
For a subaccount investing in a money market fund, we base quotations of simple yield on:

(a) the change in the value of a hypothetical subaccount (exclusive of capital changes and income other than investment income) at the beginning of a particular seven-day period;

(b)  less a pro rata share of the subaccount expenses accrued over the period;

(c) dividing this difference by the value of the subaccount at the beginning of the period to obtain the base period return; and

(d)  raising the base period return to the power of 365/7.

The subaccount's value includes:

o   any declared dividends,

o   the value of any shares purchased with dividends paid during the period, and

o   any dividends declared for such shares.

It does not include:

o   the effect of any applicable withdrawal charge, or

o   any realized or unrealized gains or losses.

Annualized Compound Yield
We calculate compound yield using the base period return described above, which we then compound according to the following formula:

Compound Yield = [(Base Period Return + 1)(to the power of 365/7)] - 1

You must consider (when comparing an investment in subaccounts investing in money market funds with fixed annuities) that fixed annuities often provide an agreed-to or guaranteed yield for a stated period of time, whereas the subaccount's yield fluctuates. In comparing the yield of the subaccount to a money market fund, you should consider the different services that the contract provides.

American Express Innovations(SM) Variable Annuity
   ACL Variable Annuity Account 2
--------------------------------------------------------------------------------

ANNUALIZED YIELD FOR A SUBACCOUNT INVESTING IN AN INCOME FUND
For the subaccounts investing in income funds, we base quotations of yield on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and compute it by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

                  YIELD = 2[(a - b + 1)(to the power of 6) - 1]
                             -----
                              cd

where:         a = dividends and investment income earned during the period

               b = expenses accrued for the period (net of reimbursements)

               c = the average daily number of accumulation units outstanding during the period that were entitled to receive dividends

               d = the maximum offering price per accumulation unit on the last day of the period

The subaccount earns yield from the increase in the net asset value of shares of the fund in which it invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.

Annualized Yields Based on the 30-Day Period Ending Dec. 31, 2001

Subaccount   Investing in:                                                                              Simple yield

UFIF1        AXP(R) Variable Portfolio - Federal Income Fund                  [to be inserted upon amendment]%
UFIF2        AXP(R) Variable Portfolio - Federal Income Fund                                                 %
UFIF3        AXP(R) Variable Portfolio - Federal Income Fund                                                 %
UFIF4        AXP(R) Variable Portfolio - Federal Income Fund                                                 %


The yield on the subaccount's accumulation unit may fluctuate daily and does not provide a basis for determining future yields.

Independent rating or statistical services or publishers or publications such as those listed below may quote subaccount performance, compare it to rankings, yields or returns, or use it in variable annuity accumulation or settlement illustrations they publish or prepare.

     The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Business Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News and World Report, The Wall Street Journal and Wiesenberger Investment Companies Service.

Calculating Annuity Payouts

THE VARIABLE ACCOUNT
We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout: To compute your first monthly payment, we:

o determine the dollar value of your contract on the valuation date and then deduct any applicable premium tax; then

o apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.

Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

Subsequent Payouts: To compute later payouts, we multiply:

o    the annuity unit value on the valuation date; by

o    the fixed number of annuity units credited to you.

Annuity Unit Values: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

o    the net investment factor; and

o    the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

American Express Innovations(SM) Variable Annuity
   ACL Variable Annuity Account 2
--------------------------------------------------------------------------------

Net Investment Factor: We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o   dividing that sum by the previous adjusted net asset value per share; and

o subtracting the percentage factor representing the mortality and expense risk fee, the variable account administrative charge and the Enhanced Death Benefit Rider fee (if applicable) from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

THE ONE-YEAR FIXED ACCOUNT
We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your one-year fixed account at the retirement date or the date you selected to begin receiving your annuity payouts; then

o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

Rating Agencies

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the contract. This information relates only to our general account and reflects our ability to make annuity payouts and to pay death benefits and other distributions from the contract.

For detailed information on the agency ratings given to American Enterprise Life, contact your sales representative. Or view our current ratings by visiting the agency Web sites directly at:

A.M. Best                                            www.ambest.com

Fitch                                                www.fitchratings.com

Moody's                                              www.moodys.com/insurance

A.M. Best -- Rates insurance companies for their financial strength.

Fitch (formerly Duff & Phelps) -- Rates insurance companies for their claims-paying ability.

Moody's -- Rates insurance companies for their financial strength.

Principal Underwriter


American Express Financial Advisors Inc. (AEFA) serves as principal underwriter for the contract, which it offers on a continuous basis. AEFA is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. AEFA is an affiliate of ours. The contract is offered to the public through certain securities broker-dealers and through entities that may offer the contract but are exempt from registration that have entered into selling agreements with AEFA and whose personnel are legally authorized to sell annuity products. Both AEFA and American Centurion Life are ultimately controlled by American Express Company. The principal business address of AEFA is the same as ours. American Centurion Life currently pays AEFA underwriting commissions for its role as principal underwriter of all variable annuities associated with this variable account. For the past three years, the aggregate dollar amount of underwriting commissions paid to AEFA in its role as principal underwriter has been: 2001: $213,957; 2000: $594,377; and 1999: $673,812. AEFA
retains no underwriting commission from the sale of the contract.


Independent Auditors


[to be inserted by subsequent amendment]

American Express Innovations(SM) Variable Annuity
   ACL Variable Annuity Account 2
--------------------------------------------------------------------------------


Financial Statements

[to be inserted by subsequent amendment]

                                                              45282-20 A (__/03)

PART C.

Item 24. Financial Statements and Exhibits

(a)  Financial Statements included in Part B of this Registration Statement:

     The audited  financial  statements of ACL Variable Annuity Account 2:

     [to be inserted on amendment]

(b)  Exhibits:

1. Certificate establishing the ACL Variable Annuity Account 2 dated December 1, 1995, filed electronically as Exhibit 1 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

1.2 Resolution of the Board of Directors of American Centurion Life Assurance Company establishing ___ subaccounts dated ________, to be filed on amendment.

2.   Not applicable.

3.   Form of Variable Annuity  Distribution  Agreement filed  electronically  as
     Exhibit 3 to Pre-Effective Amendment No. 2 to Registration Statement No. 333-00519, filed on or about April 30, 1997, is incorporated herein by reference.

4.1 Form of Flexible Payment Deferred Annuity Contract (form 45054), filed electronically as Exhibit 4.1 to Pre-Effective Amendment No. 2 to Registration Statement No. 333-00519, filed on or about April 30, 1997, is incorporated herein by reference.

4.2 Form of Annuity Endorsement (form 45065) filed on or about June 22, 1998, filed electronically as Exhibit 4.2 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

4.3 Form of Non-qualified Variable Annuity contract (form 272250) to be filed on amendment.

4.4  Form of IRA contract (form 272251) to be filed on amendment.

4.5  Form of SEP-IRA contract (form 272252) to be filed on amendment.

4.6  Form of TSA-401 contract (form 272253) to be filed on amendment.

4.7 Form of Maximum Anniversary Value Death Benefit rider (form 272255) to be filed on amendment.

4.8 Form of Guaranteed Minimum Income Benefit rider-MAV (form 272256) to be filed on amendment.

4.9 Form of Guaranteed Minimum Income Benefit rider-6% Rising Floor (form 272257) to be filed on amendment.

4.10 Form of Performance Credit rider (form 272258) to be filed on amendment.

5.1 Application for American Centurion Life Variable Annuity (form 45055), filed electronically as Exhibit 5.1 to Pre-Effective Amendment No. 2 to Registration Statement No. 333-00519, filed on or about April 30, 1997, is incorporated herein by reference.

5.2 Form of Variable Annuity Application (form 272254) to be filed on amendment.

6.1 Amended and Restated By-Laws of American Centurion Life Assurance Company, filed electronically as Exhibit 6.1 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

6.2 Amended and Restated Articles of Incorporation of American Centurion Life Assurance Company, filed electronically as Exhibit 6.2 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

6.3 Emergency By-Laws of American Centurion Life Assurance Company, filed electronically as Exhibit 6.3 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

6.4 Amended and Restated By-Laws of American Centurion Life Assurance Company is filed electronically herewith as Exhibit 6.4 to this Initial Registration Statement.

7.        Not applicable.

8.1 Copy of Amendment 1 to Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and American Centurion Life Assurance Company, dated October 14, 1998, filed electronically as Exhibit 8.1 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and American Centurion Life Assurance Company, dated April 30, 1997, filed electronically as Exhibit 8.1 to Pre-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.1 (a) Copy of Amendment No. 2 dated February 27, 2002 to Participation Agreement by and among Putnam Variable Insurance Trust, Putnam Retail Management, L.P. and American Centurion Life Assurance Company dated April 30, 1997 filed electronically as Exhibit 8.1(a) to Post-Effective Amendment No. 7 to Registration Statement No. 333-00519 is filed electronically herewith.

8.2 Copy of Amendment No. 1 to Participation Agreement by and among OCC Accumulation Trust, American Centurion Life Assurance Company and OCC Distributors, dated October 14, 1998, filed electronically as Exhibit
          8.2 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement by and among OCC Accumulation Trust and American Centurion Life Assurance Company and OCC Distributors, dated September 17, 1997, filed electronically as
          Exhibit 8.2 to Pre-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.3 Form of Extension of Participation Agreement Termination date among American Centurion Life Assurance Company, G.T. Global Variable Investment Trust, G.T. Global Variable Investment Series and G.T. Global Inc., dated October 20, 1998, and Copy of Notice of Termination of Participation Agreement among American Centurion Life Assurance Company, G.T. Global Variable Investment Trust, G.T. Global Variable Investment Series and G.T. Global, Inc., dated August 25, 1998, filed electronically as Exhibit 8.3 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement among American Centurion Life Assurance Company and GT Global Variable Investment Trust and GT Global Variable Investment Series and GT Global, Inc., dated May 30, 1997, filed electronically as Exhibit 8.3 to Pre-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.4 Copy of Amendment No. 1 to Fund Participation Agreement, by and among American Centurion Life Assurance Company, American Century Investment Management, Inc. and American Century Variable Portfolios Inc., dated August 21, 1998, filed electronically as Exhibit 8.4 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement by and among American Centurion Life Assurance Company, TCI Portfolios, Inc. and Investors Research Corporation, dated July 31, 1996, filed electronically as Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 333-00041, is incorporated herein by reference.

8.5 Copy of Amendment to Participation Agreement dated October 23, 1996 between Janus Aspen Series and American Centurion Life Assurance Company, amendment dated October 8, 1997, filed electronically as
          Exhibit 8.5 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement between Janus Aspen Series and American Centurion Life Assurance Company, dated October 23, 1997, filed electronically as Exhibit 8.3 to Post-Effective Amendment No. 2 to Registration Statement No. 333-00041, is incorporated herein by reference.

8.5 (a) Copy of Amendment dated July 27, 2001 to Participation Agreement by and among Janus Aspen Series and American Centurion Life Assurance Company dated October 23, 1996 filed electronically as Exhibit 8.5 (a) to Post-Effective Amendment No. 7 to Registration Statement No. 333-00519 is filed electronically herewith.

8.6 Copy of Participation Agreement among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American Centurion Life Assurance Company and American Express Financial Advisors Inc., dated October 30, 1997, filed electronically as Exhibit 8.6 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.7 Copy of Participation Agreement among Oppenhiemer Variable Account Funds, Oppenheimer Funds, Inc., and American Centurion Life Assurance Company, dated September 4, 1998, filed electronically to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered to be filed upon amendment.

10.       Consent of Independent Auditors to be filed upon amendment.

11.       None.

12.       Not applicable.

13. Copy of schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21, filed electronically as Exhibit 13 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

14        Not applicable.

15.1 Power of Attorney to sign Amendments to this Registration Statement, dated April 25, 2001, filed electronically as Exhibit 14 to Post-Effective Amendment No. 6 to Registration Statement No. 333-00519 on April 27, 2001, is incorporated by reference.

15.2 Power of Attorney to sign Amendments to this Registration Statement, dated November 5, 2002, filed electronically as Exhibit 15.2 to this Initial Registration Statement.


Item 25. Directors and Officers of the Depositor (American Centurion Life Assurance Company)

Name                            Principal Business Address*             Positions and Offices with Depositor
------------------------------- --------------------------------------- ------------------------------------------

Gumer C. Alvero                                                         Director, Vice President - Annuities


Timothy V. Bechtold                                                     Director, President and Chief Executive
                                                                        Officer

Maureen A. Buckley              20 Madison Ave. Extension               Director, Vice President, Chief
                                P.O. Box 5555                           Operating Officer, Consumer Affairs
                                Albany, NY  12205-0555                  Officer and Claims Officer

Rodney P. Burwell               Xerxes Corporation                      Director
                                7901 Xerxes Ave. So.
                                Suite 201
                                Bloomington, MN 55431-1253

Robert R. Grew                  Carter, Ledyard & Milburn               Director
                                2 Wall Street
                                New York, NY  10005-2072

Lorraine R. Hart                                                        Vice President-Investments


Carol A. Holton                                                         Director


Jean B. Keffeler                3424 Zenith Ave. So.                    Director
                                Minneapolis, MN  55416

Stephen M. Lobo                                                         Vice President and Treasurer


Eric L. Marhoun                                                         Director, General Counsel and Secretary


Thomas R. McBurney              4900 IDS Center                         Director
                                80 South Eighth Street
                                Minneapolis, MN  55402

Mary Ellyn Minenko                                                      Counsel and Assistant Secretary


Edward J. Muhl                  16 Wolfe Street                         Director
                                Alexandria, VA  22314

Thomas V. Nicolosi              American Express                        Director
                                Financial Advisors Inc.
                                Suite 220
                                500 Mamaroneck Avenue
                                Harrison, NY  10528

Stephen P. Norman               90 Hudson Street                        Director
                                Jersey City, NJ  07032

Teresa J. Rasmussen                                                     Counsel and Assistant Secretary


Richard M. Starr                40 Wall Street                          Director
                                New York, NY  10005

Philip C. Wentzel                                                       Vice President and Controller


Michael R. Woodward             32 Ellicot St.                          Director
                                Suite 100
                                Batavia, NY  14020

* Unless otherwise noted, the principal business address is 70100 AXP Financial Center, Minneapolis, MN 55474.

Item 26.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)


The following list includes the names of major subsidiaries of American Express.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

I. Travel Related Services
     American Express Travel Related Services Company, Inc.                             New York

II. International Banking Services

     American Express Bank Ltd.                                                         Connecticut

III. Companies engaged in Financial Services

     Advisory Capital Income, LLC                                                       Minnesota
     Advisory Capital Partners LLC                                                      Minnesota
     Advisory Capital Strategies Group Inc.                                             Minnesota
     Advisory Select LLC                                                                Delaware
     American Centurion Life Assurance Company                                          New York
     American Enterprise Investment Services Inc.                                       Minnesota
     American Enterprise Life Insurance Company                                         Indiana
     American Enterprise REO 1, LLC                                                     Minnesota
     American Express Asset Management Group Inc.                                       Minnesota
     American Express Asset Management International Inc.                               Minnesota
     American Express Asset Management International (Japan) Ltd.                       Japan
     American Express Asset Management Ltd.                                             England
     American Express Certificate Company                                               Delaware
     American Express Client Service Corporation                                        Minnesota
     American Express Corporation                                                       Delaware
     American Express Company                                                           New York
     American Express Financial Advisors Inc.                                           Delaware
     American Express Financial Advisors Japan Inc.                                     Delaware
     American Express Financial Corporation                                             Delaware
     American Express Insurance Agency of Alabama Inc.                                  Alabama
     American Express Insurance Agency of Arizona Inc.                                  Arizona
     American Express Insurance Agency of Idaho Inc.                                    Idaho
     American Express Insurance Agency of Maryland Inc.                                 Maryland
     American Express Insurance Agency of Massachusetts Inc.                            Massachusetts
     American Express Insurance Agency of Nevada Inc.                                   Nevada
     American Express Insurance Agency of New Mexico Inc.                               New Mexico
     American Express Insurance Agency of Oklahoma Inc.                                 Oklahoma
     American Express Insurance Agency of Texas Inc.                                    Texas
     American Express Insurance Agency of Wyoming Inc.                                  Wyoming
     American Express Personal Trust Services, FSB                                      Federal
     American Express Property Casualty Insurance Agency of Kentucky Inc.               Kentucky
     American Express Property Casualty Insurance Agency of Maryland Inc.               Maryland
     American Express Property Casualty Insurance Agency of Mississippi Inc.            Mississippi
     American Express Property Casualty Insurance Agency of Pennsylvania Inc.           Pennsylvania
     American Express Property Casualty Insurance Agency of Wisconsin Inc.              Wisconsin
     American Express Service Corporation                                               Delaware
     American Express Travel Related Services, Inc.                                     New York
     American Express Trust Company                                                     Minnesota
     American Partners Life Insurance Company                                           Arizona
     AMEX Assurance Company                                                             Illinois
     IDS Cable Corporation                                                              Minnesota
     IDS Cable II Corporation                                                           Minnesota
     IDS Capital Holdings Inc.                                                          Minnesota
     IDS Futures Brokerage Group                                                        Minnesota
     IDS Futures Corporation                                                            Minnesota
     IDS Insurance Agency of Utah Inc.                                                  Utah
     IDS Life Insurance Company                                                         Minnesota
     IDS Life Insurance Company of New York                                             New York
     IDS Management Corporation                                                         Minnesota
     IDS Partnership Services Corporation                                               Minnesota
     IDS Property Casualty Insurance Company                                            Wisconsin
     IDS Realty Corporation                                                             Minnesota
     Kenwood Capital Management LLC                                                     Delaware
     Northwinds Marketing Group, LLC                                                    Delaware

Item 27. Number of Contract owners

         This contract is new and, therefore, does not have any contract owners.

Item 28. Indemnification

     The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters
         Item 29(a) and 29(b)


Item 29. Principal Underwriters.

(a) American Express Financial Advisors acts as principal underwriter for the following investment companies:

     AXP California Tax-Exempt Trust; AXP Dimensions Series, Inc.; AXP Discovery Series, Inc.; AXP Equity Series, Inc.; AXP Fixed Income Series, Inc.; AXP Global Series, Inc.; AXP Government Income Series, Inc.; AXP Growth Series, Inc.; AXP High Yield Income Series, Inc.; AXP High Yield Tax-Exempt Series, Inc.; AXP Income Series, Inc.; AXP International Series, Inc.; AXP Investment Series, Inc.; AXP Managed Series, Inc.; AXP Market Advantage Series, Inc.; AXP Money Market Series, Inc.; AXP Partners Series, Inc.; AXP Partners International Series, Inc.; AXP Progressive Series, Inc.; AXP Sector Series, Inc.; AXP Selected Series, Inc.; AXP Special Tax-Exempt Series Trust; AXP Stock Series, Inc.; AXP Strategy Series, Inc.; AXP Tax-Exempt Series, Inc.; AXP Tax-Free Money Series, Inc.; Growth Trust; Growth and Income Trust; Income Trust; Tax-Free Income Trust; World Trust; American Express Certificate Company.

(b)  As to each director, officer or partner of the principal underwriter:

         Name and Principal                 Position and Offices with
         Business Address*                  Underwriter

         Ruediger Adolf                     Senior Vice President

         Gumer C. Alvero                    Vice President - General
                                            Manager Annuities

         Ward D. Armstrong                  Senior Vice President -
                                            Retirement Services and
                                            Asset Management

         Mark J. Babij                      Vice President - Finance

         John M. Baker                      Vice President - Plan
                                            Sponsor Services

         Dudley Barksdale                   Vice President - Service
                                            Development

         Timothy V. Bechtold                Vice President -
                                            Insurance Products

         Arthur H. Berman                   Senior Vice President - Finance

         Walter S. Berman                   Director, Senior Vice President -
                                            and Chief Financial Officer

         Rob Bohli                          Group Vice President -
         10375 Richmond Avenue #600         South Texas
         Houston, TX  77042

         Walter K. Booker                   Group Vice President -
         Suite 200, 3500 Market             New Jersey
         Street
         Camp Hill, NJ  17011

         Bruce J. Bordelon                  Group Vice President -
         1333 N. California Blvd.,          Northern California
         Suite 200
         Walnut Creek, CA  94596

         Douglas W. Brewers                 Vice President - Sales
                                            Support

         Kenneth J. Ciak                    Vice President and
         IDS Property Casualty              General Manager - IDS
         1400 Lombardi Avenue               Property Casualty
         Green Bay, WI  54304

         Paul A. Connolly                   Vice President - Relationship
                                            Leader Retail Distribution Services

         James M. Cracchiolo                Director, Chairman, President and
                                            Chief Executive Officer

         Colleen Curran                     Vice President and
                                            Assistant General Counsel

         Luz Maria Davis                    Vice President -
                                            Communications

         Arthur E. DeLorenzo                Group Vice President -
         4 Atrium Drive, #100               Upstate New York/Vermont
         Albany, NY  12205

         Scott M. DiGiammarino              Group Vice President -
         Suite 500, 8045 Leesburg           Washington D.C./Baltimore
         Pike
         Vienna, VA  22182

         Kenneth Dykman                     Group Vice President -
         6000 28th Street South East        Greater Michigan
         Suite 200
         Grand Rapids, MI  49546

         Bradford L. Drew                   Group Vice President -
         Two Datran Center                  Eastern Florida
         Penthouse One B
         9130 S. Dadeland Blvd.
         Miami, FL  33156

         William V. Elliot                  Vice President - Financial
                                            Planning and Advice

         Gordon M. Fines                    Vice President - Mutual
                                            Fund Equity Investments

         Brenda H. Fraser                   Executive Vice President -
                                            AEFA Products and Corporate
                                            Marketing

         Peter A. Gallus                    Vice President -
                                            Investment
                                            Administration

         Ray S. Goodner                     Vice President - Senior
                                            Portfolio Manger

         Steve Guida                        Vice President -
                                            New Business and Service

         Teresa A. Hanratty                 Senior Vice President -
         Suites 6&7                         Field Management
         169 South River Road
         Bedford, NH  03110

         Lorraine R. Hart                   Vice President -
                                            Insurance Investments

         Janis K. Heaney                    Vice President -
                                            Incentive Management

         Brian M. Heath                     Senior Vice President
         Suite 150                          and General Sales Manager
         801 E. Campbell Road
         Richardson, TX  75081

         Jon E. Hjelm                       Group Vice President -
         319 Southbridge Street             Ohio Valley
         Auburn, MA  01501

         David J. Hockenberry               Group Vice President -
         30 Burton Hills Blvd.              Mid South
         Suite 175
         Nashville, TN  37215
 `
         Carol A. Holton                    Vice President - Third
                                            Party Distribution

         Claire Huang                       Senior Vice President - Retail
                                            Marketing

         Debra A. Hutchinson                Vice President -
                                            Relationship Leader

         Diana R. Iannarone                 Group Vice President -
         3030 N.W. Expressway               Great Plains
         Suite 900
         Oklahoma City, OK  73112

         Theodore M. Jenkin                 Group Vice President -
                                            Steel Cities

         James M. Jensen                    Vice President -
                                            Advice and
                                            Retail Distribution
                                            Group, Product,
                                            Compensation and Field
                                            Administration

         Greg R. Johnson                    Vice President - Advisory Planning
                                            Anaylsis

         Jody M. Johnson                    Group Vice President -
                                            Twin Cities Metro

         Nancy E. Jones                     Vice President - Business
                                            Development

         William A. Jones                   Vice President - Technologies

         John C. Junek                      Senior Vice President,
                                            General Counsel

         Ora J. Kaine                       Vice President -
                                            Retail Distribution Services
                                            and Chief of Staff

         Michelle M. Keeley                 Senior Vice President -
                                            Fixed Income

         Raymond G. Kelly                   Group Vice President -
         Suite 250                          North Texas
         801 East Campbell Road
         Richardson, TX  75081

         Claire Kolmodin                    Vice President - Service
                                            Quality

         Mitre Kutanovski                   Group Vice President -
         Suite 680                          Chicago Metro
         8585 Broadway
         Merrillville, IN  48410

         Lori J. Larson                     Vice President -
                                            Brokerage and Direct
                                            Services

         Daniel E. Laufenberg               Vice President and Chief
                                            U.S. Economist

         Jane W. Lee                        Vice President - New
                                            Business Development and
                                            Marketing

         Catherine M. Libbe                 Vice President - Marketing
                                            & Product Services

         Stephen M. Lobo                    Vice President - Investment
                                            Risk Management and Treasurer

         Diane D. Lyngstad                  Vice President - Lead Financial
                                            Officer, U.S. Retail Group

         Tom Mahowald                       Vice President and Director of
                                            Equity Research

         Timothy J. Masek                   Vice President and
                                            Director of Fixed Income
                                            Research

         Penny Mazal                        Vice President - Business
                                            Transformation

         Mark T. McGannon                   Vice President and General
                                            Sales Manager - AEFA Products

         Brian J. McGrane                   Vice President - LFO Finance

         Dean O. McGill                     Group Vice President -
         11835 W. Olympic Blvd              Los Angeles Metro
         Suite 900 East
         Los Angeles, CA  90064

         Sarah M. McKenzie                  Vice President - Wrap and Trust
                                            Products

         Timothy S. Meehan                  Secretary

         Paula R. Meyer                     Senior Vice President and
                                            General Manager - Mutual Funds

         Barry J. Murphy                    Executive Vice President -
                                            U.S. Retail Group

         Thomas V. Nicolosi                 Group Vice President -
         Suite 220                          New York Metro Area
         500 Mamaroneck Ave.
         Harrison, NY  10528

         Patrick H. O'Connell               Group Vice President -
                                            Southern New England

         Francois B. Odouard                Vice President - Brokerage

         Michael J. O'Keefe                 Vice President -
                                            Advisory Business Systems

         Carla P. Pavone                    Vice President -
                                            Strategic Products

         Kris Petersen                      Vice President - SPS and
                                            External Products

         John G. Poole                      Group Vice President -
         Westview Place, #200               Gateway/Springfield
         12323 Olive Blvd.
         Creve Couer, MO  63141


         Larry M. Post                      Group Vice President -
         One Tower Bridge                   New England
         100 Front Street 8th Fl
         West Conshohocken, PA
         19428

         Ronald W. Powell                   Vice President and
                                            Assistant General Counsel

         Teresa J. Rasmussen                Vice President and
                                            Assistant General Counsel

         Ralph D. Richardson III            Group Vice President -
         Suite 800                          Carolinas
         Arboretum Plaza One
         9442 Capital of Texas
         Hyw. N.
         Austin, TX  78759

         Daniel J. Rivera                   Vice President - Senior
                                            Portfolio Manager

         ReBecca K. Roloff                  Senior Vice President -
                                            Field Management and
                                            Financial Advisory
                                            Services

         Stephen W. Roszell                 Senior Vice President -
                                            Institutional

         Maximillian G. Roth                Group Vice President -
         Suite 201 S. IDS Ctr               Wisconsin/Upper Michigan
         1400 Lombardi Avenue
         Green Bay, WI  54304

         Diane M. Ruebling                  Group Vice President -
                                            Western Frontier

         Russell L. Scalfano                Group Vice President -
         Suite 201                          Illinois/Indiana/Kentucky
         101 Plaza East Blvd.
         Evansville, IN  47715

         Andrew C. Schell                   Vice President - Client Development
                                            and Migration

         Peter B. Schofield                 Vice President - Auditing

         Bridget Sperl                      Senior Vice President -
                                            Client Service

         Paul J. Stanislaw                  Group Vice President -
         Suite 1100                         Southern California/Hawaii
         Two Park Plaza
         Irvine, CA  92714

         Lisa A. Steffes                    Vice President -
                                            Marketing Offer
                                            Development

         David K. Stewart                   Vice President - AEFA Controller

         Lois A. Stilwell                   Group Vice President -
         Suite 433                          Greater Minnesota
         9900 East Bren Rd.                 Area/Iowa
         Minnetonka, MN  55343

         Caroline Stockdale                 Senior Vice President - Relationship
                                            Leader of Human Resources

         Jeffrey J. Stremcha                Vice President -
                                            Information Resource
                                            Management/ISD

         John T. Sweeney                    Vice President - Lead Financial
                                            Officer, Products

         Timothy N. Tanner                  Vice President - Technologies

         Craig P. Taucher                   Group Vice President -
         Suite 150                          Georgia/North Florida
         4190 Belfort Rd.
         Jackonville, FL  32216

         Neil G. Taylor                     Group Vice President -
         Suite 425                          Pacific Northwest
         101 Elliot Avenue West
         Seattle, WA  98119

         William F. Truscott                Senior Vice President -
                                            Chief Investment Officer

         George F. Tsafaridis               Vice President - Quality &
                                            Service Support

         Janet M. Vandenbark                Group Vice President -
         3951 Westerre Parkway, Suite 250   Virginia
         Richmond, VA 23233

         Peter S. Velardi                   Senior Vice President -
                                            Field Management

         Charles F. Wachendorfer            Group Vice President -
         Suite 100                          Detroit Metro
         Stanford Plaza II
         7979 East Tufts Ave. Pkwy.
         Denver, CO  80237

         Andrew O. Washburn                 Vice President -
                                            Mutual Fund Marketing

         Donald F. Weaver                   Group Vice President -
         3500 Market Street,                Eastern Pennsylvania/
         Suite 200                          Delaware
         Camp Hill, PA  17011

         Beth E. Weimer                     Vice President and
                                            Chief Compliance Officer

         William J. Williams                Senior Vice President -
                                            Field Management

         Dianne Wilson                      Vice President - Insurance
                                            Operations

         Michael D. Wolf                    Vice President - Senior
                                            Portfolio Manager

         Michael R. Woodward                Senior Vice President -
         32 Ellicott St                     Field Management
         Suite 100
         Batavia, NY  14020

         Doretta R. Wright                  Vice President -
                                            Brokerage Marketing

         David L. Yowan                     Vice President and
         40 Wall Street                     Treasurer
         19th Floor
         New York, NY  10004

         Rande L. Zellers                   Group Vice President -
         1 Galleria Blvd., Suite 1900       Delta States
         Metairie, LA  70001

* Business address is 70100 AXP Financial Center, Minneapolis, MN unless otherwise noted.


Item 29(c).

                     Net
Name of Principal    Underwriting     Compensation     Brokerage
Underwriter          Discounts and    on Redemption    Commissions  Compensation
                     Commissions
American Express     $213,957             None             None         None
Financial Advisors
Inc.

Item 30. Location of Accounts and Records

                  American Centurion Life Assurance Company
                  20 Madison Avenue Extension
                  Albany, NY  12203

Item 31. Management Services

                  Not applicable.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to American Centurion Life Contract Owner Service at the address or phone number listed in the prospectus.

(d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, American Centurion Life Assurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 6th day of November, 2002.

                               ACL VARIABLE ANNUITY ACCOUNT 2
                               (Registrant)

                               By American Centurion Life Assurance Company
                               (Depositor)

                               By /s/  Timothy V. Bechtold*
                                       --------------------
                                       Timothy V. Bechtold
                                       President and Chief Executive Officer

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of November, 2002.

Signature                            Title

/s/ Gumer C. Alvero*                 Director and Vice President - Annuities
    ----------------------
    Gumer C. Alvero

/s/ Timothy V. Bechtold*             Director, President and Chief Executive
    ----------------------           Officer
    Timothy V. Bechtold

/s/ Maureen A. Buckley*              Director, Vice President, Chief Operating
    ----------------------           Officer, Consumer Affairs Officer and
    Maureen A. Buckley               Claims Officer

                                     Director
    ----------------------
    Rodney P. Burwell

/s/ Robert R. Grew*                  Director
    ----------------------
    Robert R. Grew

/s/ Carol A. Holton*                 Director
    ----------------------
    Carol A. Holton

/s/ Jean B. Keffeler*                Director
    ----------------------
    Jean B. Keffeler

/s/ Eric L. Marhoun*                 Director, General Counsel and Secretary
    ----------------------
    Eric L. Marhoun

/s/ Thomas R. McBurney               Director
    ----------------------
    Thomas R. McBurney

/s/ Edward J. Muhl*                  Director
    ----------------------
    Edward J. Muhl

/s/ Thomas V. Nicolosi*              Director
    ----------------------
    Thomas V. Nicolosi

/s/ Stephen P. Norman*               Director
    ----------------------
    Stephen P. Norman

/s/ Richard M. Starr*                Director
    ----------------------
    Richard M. Starr

/s/ Philip C. Wentzel*               Vice President and Controller
    ----------------------
    Philip C. Wentzel

/s/ Michael R. Woodward*             Director
    ----------------------
    Michael R. Woodward

/s/ Stephen M. Lobo                  Vice President and Treasurer
    ----------------------
    Stephen M. Lobo


* Signed pursuant to Power of Attorney, dated April 25, 2001, filed electronically as Exhibit 14 to Post-Effective Amendment No. 6 to Registration Statement No. 333-00519, on April 27, 2001 and incorporated by reference.


* Signed pursuant to Power of Attorney, dated November 5, 2002, filed electronically herewith as Exhibit 15.2 to this Initial Registration Statement.

By: /s/ James M. Odland
    -------------------
        James M. Odland

                   CONTENTS OF INITIAL REGISTRATION STATEMENT

This Initial Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectus.

Part B.

         Statement of Additional Information.

         Financial Statements

Part C.

         Other Information.

         The signatures.

         Exhibits